Exhibit 99.1

ORLA MINING LTD.
as Borrower

and

THE BANK OF NOVA SCOTIA
as Administrative Agent

and

THE BANK OF NOVA SCOTIA, BMO CAPITAL MARKETS AND
CANADIAN IMPERIAL BANK OF COMMERCE
as Joint Lead Arrangers & Joint Bookrunners

and

BMO CAPITAL MARKETS
as Syndication Agent

and

CANADIAN IMPERIAL BANK OF COMMERCE
as Technical Agent

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN
IMPERIAL BANK OF COMMERCE AND THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

CREDIT AGREEMENT

Dated as of April 28, 2022

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Credit Agreement - Orla

Table of Contents

Page

Article 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Other Usages	42
1.3	Plural and Singular	43
1.4	Headings	43
1.5	Currency	43
1.6	Applicable Law	43
1.7	Time of the Essence	43
1.8	Non-Banking Days	43
1.9	Consents and Approvals	44
1.10	Amount of Credit	44
1.11	Schedules	44
1.12	Extension of Credit	44
1.13	[Intentionally deleted]	44
1.14	Rule of Construction	44
1.15	Calculations, Computations, Changes in Accounting Policies	44
1.16	Paramountcy	45
1.17	Permitted Liens	45
1.18	[Intentionally deleted]	45
1.19	Rates	45
1.20	Cerro Quema	45
Article 2 CREDIT FACILITIES		46
2.1	Establishment of Credit Facilities	46
2.2	Lenders’ Commitments	46
2.3	Reduction of Credit Limits	46
2.4	Termination of Credit Facilities	47
2.5	Credit Restrictions	47
2.6	Accordion Feature	47
Article 3 GENERAL PROVISIONS RELATING TO CREDITS		49
3.1	Types of Credit Availments	49
3.2	Funding of Loans	49

Credit Agreement - Orla

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3.3	Failure of Lender to Fund Loan	50
3.4	Timing of Credit Availments	50
3.5	[Intentionally deleted]	50
3.6	Time and Place of Payments	51
3.7	Remittance of Payments	51
3.8	Evidence of Indebtedness	51
3.9	General Provisions Relating to All Letters	51
3.10	Notice Periods	54
3.11	Administrative Agent’s Discretion to Allocate	55
3.12	Alternate Rate of Interest.	55
3.13	Illegality	57
Article 4 DRAWDOWNS		58
4.1	Drawdown Notice	58
4.2	Subsidiary Reimbursement Covenant	58
Article 5 ROLLOVERS		59
5.1	Term Benchmark Loans	59
5.2	Rollover Notice	59
5.3	[Intentionally deleted]	59
Article 6 CONVERSIONS		59
6.1	Converting Loan to Other Type of Loan	59
6.2	Conversion Notice	60
6.3	Absence of Notice	60
6.4	Conversion by Lenders	60
Article 7 INTEREST AND FEES		60
7.1	Interest Rates	60
7.2	Calculation and Payment of Interest	61
7.3	General Interest Rules	61
7.4	Selection of Interest Periods	62
7.5	Standby Fees	62
7.6	Letter Fees	62
7.7	Applicable Rate Adjustment	63
7.8	Interest Act Compliance	63
Article 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		64
8.1	Conditions of Credit	64
8.2	Increased Costs	64

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8.3	Failure to Fund as a Result of Change of Circumstances	66
8.4	Indemnity Relating to Credits	68
8.5	Indemnity for Transactional and Environmental Liability	69
8.6	Gross-Up for Taxes	70
Article 9 REPAYMENTS AND PREPAYMENTS		73
9.1	Repayment of NRT Facility	73
9.2	Repayment of RT Facility	74
9.3	Repayment of Credit Excess	74
9.4	Voluntary Prepayments	74
9.5	Mandatory Prepayments	74
9.6	Prepayment Notice	75
9.7	Reimbursement or Conversion on Presentation of Letters	75
9.8	Letters Subject to an Order	76
9.9	Currency of Repayment	76
9.10	Extension of RT Maturity Date	76
Article 10 REPRESENTATIONS AND WARRANTIES		77
10.1	Representations and Warranties	77
10.2	Survival of Representations and Warranties	83
Article 11 COVENANTS		83
11.1	Affirmative Covenants	83
11.2	Restrictive Covenants	91
11.3	Performance of Covenants by Administrative Agent	93
Article 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		94
12.1	Conditions Precedent to All Credit	94
12.2	Conditions Precedent to the Closing Date.	94
12.3	Waiver	97
Article 13 DEFAULT AND REMEDIES		98
13.1	Events of Default	98
13.2	Refund of Overpayments	101
13.3	Remedies Cumulative	102
13.4	Set-Off	102
Article 14 THE ADMINISTRATIVE AGENT		102
14.1	Appointment and Authorization of Administrative Agent	102
14.2	Interest Holders	103
14.3	Consultation with Counsel	103

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14.4	Documents	103
14.5	Administrative Agent as Finance Party	103
14.6	Responsibility of Administrative Agent	103
14.7	Action by Administrative Agent	104
14.8	Notice of Events of Default	104
14.9	Responsibility Disclaimed	104
14.10	Indemnification	105
14.11	Credit Decision	105
14.12	Successor Administrative Agent	105
14.13	Delegation by Administrative Agent	106
14.14	Waivers and Amendments	106
14.15	Determination by Administrative Agent Conclusive and Binding	109
14.16	Adjustments among Lenders after Acceleration	110
14.17	Redistribution of Payment	110
14.18	Distribution of Notices	111
14.19	Discharge of Security	111
14.20	Determination of Exposures	111
14.21	Decision to Enforce Security	112
14.22	Enforcement	113
14.23	Application of Cash Proceeds of Realization	113
14.24	Survival	113
14.25	Erroneous Payments	114
Article 15 [INTENTIONALLY DELETED]		117
Article 16 MISCELLANEOUS		117
16.1	Notices	117
16.2	Severability	117
16.3	Counterparts and Execution	117
16.4	Successors and Assigns	118
16.5	Assignment	118
16.6	Entire Agreement	120
16.7	Further Assurances	120
16.8	Judgment Currency	120
16.9	Anti-Money Laundering and Terrorism Legislation	121
16.10	Disclosure	121

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- v -

Schedule A LENDERS AND INDIVIDUAL COMMITMENTS	1
Schedule B COMPLIANCE CERTIFICATE	1
Schedule C FORM OF ASSIGNMENT	1
Schedule D FORM OF DRAWDOWN NOTICE	1
Schedule E FORM OF ROLLOVER NOTICE	1
Schedule F Form of Conversion Notice	1
Schedule G CORPORATE STRUCTURE	1
Schedule H APPLICABLE RATES	1
Schedule I GUARANTEE AND SECURITY DOCUMENTS	1
Schedule J QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	1
Schedule K MATERIAL AGREEMENTS	1
Schedule L ROYALTIES	1
Schedule M COMPLETION TEST AND COMPLETION CERTIFICATE	1
Schedule N ENVIRONMENTAL COMPLIANCE	1
Schedule O Reimbursement Instrument	1
Schedule P FORM OF ACCORDION AGREEMENT	1
Schedule Q REPLACEMENT LENDER AGREEMENT	1

Credit Agreement - Orla

CREDIT AGREEMENT dated as of April 28, 2022 between Orla Mining Ltd., a corporation existing under the federal laws of Canada (the “Borrower”), The Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and the other lending institutions from time to time parties hereto as Lenders and The Bank of Nova Scotia, as Administrative Agent.

WHEREAS the Borrower has requested the Lenders to provide to it a certain non-revolving term credit facility and revolving term credit facility for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. Dollars.

“Accommodation” means any extension of credit made by a Finance Party to the Borrower under this agreement including, for greater certainty, an extension of credit by way of a Loan or Letter.

“Accordion Agreement” means an agreement in the form of Schedule P hereto (or in such other form having substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrower, an Accordion Lender and the Administrative Agent pursuant to Section 2.6(d).

“Accordion Lender” means a Lender or a proposed new Lender listed in Schedule I, Schedule II or Schedule III of the Bank of Act (Canada) that has agreed to accept an additional Individual Commitment with respect to the RT Facility or an initial Individual Commitment with respect to the RT Facility designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.6(a).

“Accordion Notice” shall have the meaning ascribed thereto in Subsection 2.6(a).

Credit Agreement - Orla

“Acquisition” means:

(a)	if the acquisition is a share purchase of a Person, the Borrower acquires beneficial or legal control of Shares representing more than 50% of the ordinary voting power for the election of directors or other governing position (if no board of directors) or otherwise shall Control the Person being acquired immediately following the completion of such acquisition (but not before); or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Adjusted Term SOFR Rate” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment; provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Agency Fee Letter” means the administrative agency fee letter dated the date hereof entered into by the Borrower and The Bank of Nova Scotia.

“Anti-Corruption Laws” means all laws, rules, and regulations having force of law of any jurisdiction applicable to the Obligors from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, the Ley General de Responsabilidades Administrativas (Mexico) and Bribery Act 2010 (United Kingdom) and Law No. 42 of 1998, Law No. 59 of 1999, Law No. 39 of 2001, Law No.15 of 2005 and Panama’s Criminal Code (Panama).

“Anti-Money Laundering and Terrorism Legislation” means the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the laws comprising or implementing the “Bank Secrecy Act”, 31 U.S.C. §§ 5311 et seq., the Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Mexico), the Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017 (SI 2017 No. 692) (United Kingdom), the Proceeds of Crime Act 2002, as amended (United Kingdom), the Money Laundering Regulations 2007 (SI 2007 No. 2157) (United Kingdom), the Terrorism Act 2000, as amended (United Kingdom), Law No. 23 of 2015 which adopts measures for the Prevention of Money Laundering, Terrorism Financing and Financing of Proliferation of Weapons of Mass Destruction and other provisions (Panama) and any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, including any guidelines or orders thereunder.

Credit Agreement - Orla

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, in each case, having the force of law and binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Maturity Date” means the RT Maturity Date or the NRT Maturity Date, as the context so requires.

“Applicable Prepayment Amount” means, in respect of any Prepayment Trigger Event, an amount equal to the gross cash proceeds received by or on behalf of an Obligor in respect of such Prepayment Trigger Event, less, the sum of:

(a)	the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event; and

(b)	reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate Letter issuance fees or the rate per annum used to calculate standby fees as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.7 and (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Loans and Letters outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above. At any time that an Event of Default occurs and is continuing, the Applicable Rate shall, if the Administrative Agent so notifies the Borrower, be increased by an additional 2.00% per annum. Notwithstanding the foregoing (i) until conclusion of the Fiscal Quarter ending September 30, 2022, the Applicable Rate shall be set at Level II in Schedule H hereto and, thereafter, (ii) if the Borrower fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Leverage Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

Credit Agreement - Orla

“Available Credit” means, at any particular time with respect to the RT Facility, the amount, if any, by which the RT Credit Limit at such time exceeds the amount of credit outstanding under the RT Facility at such time.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 3.12.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia and Toronto, Ontario and (y) (i) when used in respect of Base Rate Loans, any such day which is also a day on which banks generally are open for business in New York City, New York and (ii) when used in respect of Term Benchmark Loans, any such day other than a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Credit Agreement - Orla

“Base Rate” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum and (b) the Base Rate Canada at such time.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year). If at any time Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

“Base Rate Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Base Rate.

“Benchmark” means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of  Section 3.12.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) 0.11448% (11.448 basis points); and

(b)	the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

Credit Agreement - Orla

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a)            in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)            in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

Credit Agreement - Orla

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12.

“Blocking Law” means Council of the European Union regulation (EC) No 2271/1996 of 22 November 1996 or any law or regulation implementing such regulation in any member state of the European Union or the United Kingdom of Great Britain and Northern Ireland and the Foreign Extraterritorial Measures Act (Canada) including the Foreign Extraterritorial Measures (United States) Order, 1992.

“Branch of Account” means the Global Wholesale Operations of the Administrative Agent located at 720 King Street West, 4th Floor, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

Credit Agreement - Orla

“Camino Rojo” means Minera Camino Rojo, S.A. de C.V., a company formed under the laws of Mexico.

“Camino Rojo Layback Agreements” means, collectively, (i) the Master Agreement dated December 21, 2020 between Fresnillo Plc, certain of its subsidiaries, the Borrower and Camino Rojo; (ii) the mining exploitation agreement dated December 21, 2020, between Metalurgica Reyna, S.A. de C.V., and Camino Rojo; and (iii) the Collaboration Agreement to Release and Acquire the Surface Rights dated December 21, 2020 between Metalurgica Reyna, S.A. de C.V., Exploraciones Mineras La Parreña, S.A. de C.V. and Camino Rojo, which agreements were entered into for the purpose of facilitating the expansion of the Camino Rojo Project oxide pit onto part of Fresnillo Plc’s mineral concession located immediately north of the Camino Rojo Project.

“Camino Rojo Project” means the open pit heap leach gold project located in the State of Zacatecas, Mexico.

“Capital Lease”, as applied to any person, means a lease that would, in accordance with GAAP, be treated as a finance lease obligation on the balance sheet (prepared on a Modified Consolidated Basis) of that Person, but excluding any leases that would have been classified as, and determined to be, operating leases in accordance with GAAP in effect immediately prior to the implementation of IFRS 16 - Leases.

“Capital Reorganization” means any change in the issued and outstanding Shares of an Obligor.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States (or any state thereof) or Canadian (or any province thereof) governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit or time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

Credit Agreement - Orla

“Cash Management Agreements” means any cash management agreement (including any mirror netting agreement) which an Obligor enters into in the ordinary course of business with a Lender.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Cerro Quema” means Minera Cerro Quema, S.A., a company formed under the laws of Panama and registered in Panama’s Public Registry under File No. 289030.

“Cerro Quema Affiliate” means each Affiliate of Cerro Quema (other than the Borrower) with an interest in the Cerro Quema Project.

“Cerro Quema Collateral” has the meaning ascribed thereto in the definition of Excluded Collateral.

“Cerro Quema Project” means the oxide, heap-leach gold project located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre.

“Cerro Quema Project Debt Guarantee” means a limited recourse guarantee (recourse for which is limited to the present and future shares issued or to be issued by Cerro Quema) by the Borrower of up to $200,000,000 of Indebtedness incurred by Cerro Quema and/or any Cerro Quema Affiliate for the Cerro Quema Project Financing.

“Cerro Quema Project Permitted Lien” means a Lien on all present and future shares issued or to be issued by Cerro Quema granted by the Borrower to secure the Cerro Quema Project Debt Guarantee and/or the Cerro Quema Project Financing.

“Cerro Quema Project Financing” means financing under one or more loan facilities or other financing arrangements incurred by Cerro Quema and/or any Cerro Quema Affiliate solely for the purpose of financing all or a portion of the cost of the development, expansion, construction, maintenance and/or operation of the Cerro Quema Project.

“Cerro Quema Registration” means the registration of the termination of the mortgage over movables granted by Cerro Quema in favour of GLAS Americas LLC with the Public Registry of Panama.

“Cerro Quema Optional Security Documents” means (i) Security Document(s) executed and delivered by Cerro Quema creating a Lien over its Cash and bank accounts in favour of the Administrative Agent, (ii) security registrations and tri-party agreements as the Administrative Agent’s Panamanian counsel may reasonably require for the purpose of perfecting security such Lien and (iii) an opinion of counsel to Cerro Quema addressed to the Finance Parties relating to the legality, validity, binding nature and enforceability of such Security Document(s) and the creation and perfection of such Lien, in each case, to the extent the Borrower elects to cause Cerro Quema to deliver the same.

Credit Agreement - Orla

“Change in Law” means the occurrence, after the date of this agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body. For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued.

“Change of Control” means and shall be deemed to have occurred if (A) any Person or group of Persons acting “jointly or in concert” (as contemplated by National Instrument 62-104 -- Take-Over Bids and Issuer Bids), shall at any time have acquired direct or indirect beneficial ownership of Voting Shares of the Borrower to which are attached more than 50% of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Borrower or (B) after the Closing Date, in any twelve (12) month consecutive period, the Continuing Directors cease to constitute a majority of the board of directors of the Borrower, or (C) the Borrower amalgamates with or into any Person or consummates a plan of arrangement or other similar business combination transaction, pursuant to which any of the outstanding Voting Shares of the Borrower, are converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the Voting Shares of the Borrower outstanding immediately prior to such transaction are converted into or exchanged for Voting Shares of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Shares of such surviving or transferee Person (immediately after giving effect to such issuance), or (ii) immediately after such transaction, no Person or group of Persons acting “jointly or in concert” (as contemplated by National Instrument 62-104  -- Take-Over Bids and Issuer Bids) becomes, directly or indirectly, the beneficial owner of more than 50% of the voting power of the Voting Shares of the surviving or transferee Person. For certainty, a Corporate Reorganization solely among Companies shall not constitute a Change of Control.

“Closing Date” means the date on which the last condition precedent to the effectiveness of this agreement pursuant to Section 12.2 is satisfied or waived.

“Companies” means, at any particular time, the Borrower and all of its Subsidiaries at such time and “Company” means any one of them as the context so requires.

“Completion” means successful completion of the Completion Test and the delivery to, and acceptance by, the Administrative Agent for and on behalf of the Lenders of the Completion Certificate specified for the Completion Test in the manner set forth in Schedule M.

Credit Agreement - Orla

“Completion Certificate” means a completion certificate in respect of the Camino Rojo Project from the Borrower substantially in the form set forth in Schedule M.

“Completion Test” means the final completion test in respect of the Camino Rojo Project set forth in Schedule M.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition (including the addition of a concept of “interest period”), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Continuing Directors” means (a) any member of the board of directors who was a director of the Borrower on the Closing Date, and (b) any individual who becomes a member of the board of directors of the Borrower after the Closing Date if such individual was approved, appointed or nominated for the election to the board of directors of the Borrower by a majority of the Continuing Directors.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise (other than by way of security) and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Obligor (other than a Capital Reorganization) including by way of amalgamation, merger, division, plan of division, winding up, dissolution, continuance or plan of arrangement.

Credit Agreement - Orla

“Credit Documents” means this agreement, the Guarantees, the Fee Letters, the Security Documents, the Postponement and Subordination Agreements and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding the Secured Risk Management Agreements and the Cash Management Agreements.

“Credit Excess” means, as at a particular date and with respect to a particular Credit Facility, the amount, if any, by which the aggregate amount of credit outstanding under such Credit Facility as at the close of business on such date exceeds the Total Commitment Amount in respect of such Credit Facility as at the close of business on such date.

“Credit Facilities” means the NRT Facility and the RT Facility and “Credit Facility” means either of the Credit Facilities, as the context so requires.

“Credit Facilities Termination Date” means the date on which all Secured Obligations of the Borrower under or in connection with each Credit Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrower under or in connection with either Credit Facility.

“Credit Limits” means the NRT Credit Limit and RT Credit Limit and “Credit Limit” means either of the Credit Limits, as the context so requires.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has notified the Administrative Agent that such Lender does not intend to fund its commitments hereunder except in connection with an assertion by such Lender that the conditions to funding are not met, (d) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (e) is, or has a direct or indirect parent that is, the subject of a bankruptcy or insolvency proceeding, (f) is, or has a direct or indirect parent that is, subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (g) is subject to any Bail-In Action.

Credit Agreement - Orla

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in United States dollars under the Credit Facilities, the account of the Borrower maintained by the Administrative Agent for the purposes of transactions in such currency under this agreement.

“Disposition” shall mean any sale, Sale Leaseback, assignment, transfer, conveyance, lease, exclusive license or other disposition of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb “Dispose” shall have a correlative meaning.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)	the payment of interest or the repayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Indebtedness of the Borrower under the Credit Documents.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

Credit Agreement - Orla

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter calculated on a Modified Consolidated Basis:

(a)	plus (to the extent otherwise deducted) Interest Expenses for such Fiscal Quarter;

(b)	minus (to the extent otherwise included) Interest Income for such Fiscal Quarter;

(c)	plus (to the extent otherwise deducted) consolidated income tax expenses of the Borrower for such Fiscal Quarter calculated on a Modified Consolidated Basis;

(d)	plus (to the extent otherwise deducted) consolidated depreciation and amortization expenses, amortization of goodwill and intangible assets, depletion expense and other non-cash expenses of the Borrower (which shall include, for certainty, the Borrower’s non-cash stock options and non-cash share based payment expenses) for such Fiscal Quarter calculated on a Modified Consolidated Basis;

(e)	plus (to the extent otherwise deducted) unrealized losses incurred in connection with any Risk Management Agreements and unrealized foreign exchange losses during such Fiscal Quarter calculated on a Modified Consolidated Basis;

(f)	plus (to the extent otherwise deducted) extraordinary, unusual and non-recurring charges, expenses or losses, including, without limitation, reasonable integration, restructuring and one-time business optimization expenses calculated on a Modified Consolidated Basis;

(g)	minus (to the extent otherwise included) extraordinary, unusual and non-recurring unrealized gains incurred in connection with any Risk Management Agreements and unrealized foreign exchange losses during such Fiscal Quarter calculated on a Modified Consolidated Basis;

(h)	plus any deferred tax expense and minus any deferred tax recovery;

(i)	plus or minus (to the extent otherwise deducted) any gain or loss against book value or reserves incurred by an Obligor on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) or any discontinued operations;

(j)	plus or minus any non-cash impairment or reversal of impairment;

(k)	plus (to the extent otherwise deducted) any losses from operations held for sale; and

(l)	minus (to the extent otherwise included) any gains from operations held for sale.

Credit Agreement - Orla

The calculation of EBITDA shall be adjusted, without duplication, for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Employee Benefit Plan” means any employee benefit plan maintained or contributed to by any Obligor that is not a Pension Plan, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Obligor participate or are eligible to participate, in each case whether, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

“Enforcement Date” means:

(a)	at all times prior to the Credit Facilities Termination Date, the date on which the Administrative Agent notifies the Borrower, pursuant to Section 13.1, that all Indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b)	on and at all times after the Credit Facilities Termination Date, the date on which a Qualified Cash Management Lender or Qualified Risk Management Lender notifies an Obligor that all Indebtedness of such Obligor to such Qualified Cash Management Lender or Qualified Risk Management Lender under the relevant Finance Document has become immediately due and payable or on which such Indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental and Social Laws” means (i) the IFC Performance Standards and the World Bank Environmental, Health, and Safety Guidelines, in each case, published from time to time by the IFC and World Bank Group, respectively, and (ii) any Applicable Law which relates to (A) the pollution or protection of the Environment, (B) human health or safety, (C) the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment including any Hazardous Materials, (D) the protection of indigenous peoples and their cultural heritage or (E) resettlement or economic displacement of indigenous persons.

Credit Agreement - Orla

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower excluding Cerro Quema and the Cerro Quema Affiliates.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the Bank of Canada daily rate of exchange published on the Bank of Canada website on such date (or for the preceding Banking Day if such rate is not available at the relevant time).

“Excluded Collateral” means (a) any present or future asset as to which the Majority Lenders shall determine in their sole discretion that the costs of obtaining a security interest therein is excessive in relation to the value of the security to be afforded thereby, (b) present and future assets over which the applicable Obligor is prohibited by Applicable Law or contract from providing security, (c) all present and future assets owned by Cerro Quema, any Cerro Quema Affiliate and/or relating to the Cerro Quema Project other than, but solely to the extent the Borrower elects to cause the execution and delivery of the Cerro Quema Optional Security Documents, Cerro Quema’s Cash and bank accounts (the “Cerro Quema Collateral”) which, for certainty, shall constitute Secured Assets prior to a Cerro Quema Project Financing solely to the extent the Borrower elects to cause the execution and delivery of the Cerro Quema Optional Security Documents and shall not constitute Secured Assets following the Cerro Quema Project Financing and (e) concurrent with closing of the Cerro Quema Project Financing, the present and future shares issued or to be issued by Cerro Quema and the Cerro Quema Affiliates and the Cerro Quema Collateral.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrower under any Finance Document, (a) Taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, (b) Taxes imposed as a result of a present or former connection between the recipient and the jurisdiction of the taxing authority, imposing such tax (other than such connection arising solely from the recipient having executed, delivered or performed its obligations or received a payment under, or enforced, any Finance Document, or sold or assigned an interest in any Finance Document), (c) any capital taxes and branch profits taxes or any similar tax imposed by any jurisdiction described in (a) or (b) above, (d) any U.S. federal withholding taxes imposed under FATCA, (e) taxes attributable to the recipient’s or Finance Party’s failure to comply with Section 8.6(f), and (f) Canadian federal withholding Taxes under Part XIII of the Tax Act imposed as a result of any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrower under any Finance Document (i) not dealing at arm’s length (within the meaning of the Tax Act) with the Borrower (ii) being a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Borrower, or not dealing at arm’s length with such “specified shareholder” of the Borrower (other than, in each case, where the non-arm’s length relationship arises from, or the Finance Party or recipient is a “specified shareholder” or does not deal at arm’s length with a “specified shareholder”, as a result of such Finance Party or recipient having executed, delivered, become party to, performed it obligations under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced this agreement or an other Finance document).

Credit Agreement - Orla

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.20.

“FATCA” shall mean (i) Sections 1471 through 1474 of the US Internal Revenue Code, and (ii) any regulations promulgated thereunder, official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Internal Revenue Code.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letters” means the Agency Fee Letter and the Upfront Fee Letter.

Credit Agreement - Orla

“Finance Documents” means, collectively, the Credit Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

“Finance Parties” means, collectively, the Administrative Agent, the Lenders, the Issuing Lender, the Qualified Cash Management Lenders and the Qualified Risk Management Lenders.

“Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to the Issuing Lender and issued by the Issuing Lender at the request of the Borrower in favour of a third party to secure the payment of an obligation owed to the third party.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, including the accounting recommendations published by the Chartered Professional Accountants of Canada in the CPA Canada Handbook - Accounting, which, for greater certainty, shall be interpreted to include IFRS.

“Guarantees” means, collectively, the guarantees to be entered into by each Obligor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Lenders, and pursuant to which such Obligor shall guarantee all of the Secured Obligations of each other Obligor and “Guarantee” means any one of the Guarantees.

“Guarantors” means at any time, collectively, all present and future Material Subsidiaries of the Borrower.

“Hazardous Materials” means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental and Social Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

Credit Agreement - Orla

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Immaterial Subsidiaries” means Monitor and any other present or future subsidiary of the Borrower which does not qualify as a Material Subsidiary.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) the Out-of-the-Money Derivative Exposure of such Person that is due and payable, (vi) to the extent recorded as indebtedness on the balance sheet of such Person in accordance with GAAP, financial obligations under any profit sharing, joint venture, limited partnership or similar agreement and (vii) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v). Indebtedness for purposes of calculating the ratios in Sections 11.1(m) and (o), shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized.

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.5(a) or Section 8.5(b), as applicable.

“Indemnified Taxes” means, (a) Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Credit Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indigenous Claim” means any action, suit, litigation, proceeding, demand, or claim, made by any Indigenous Group which is adverse to an Obligor or, to the Knowledge of the Borrower, to an Official Body in respect of indigenous rights, title, treaty rights or any other indigenous interest in or to all or related to any portion of a mine owned by an Obligor, including any cause of action, suit, litigation, proceeding, demand or claim, by any Indigenous Group related to a mine owned by an Obligor.

“Indigenous Group” means any indigenous or aboriginal community, tribes or bands or similar groups which have traditionally used, or presently use, lands over or around those land on which a mine owned by an Obligor is located.

“Individual Commitment” means, with respect to a particular Lender and a particular Credit Facility, the principal amount set forth in Schedule A attached hereto, as reduced, increased or amended from time to time pursuant to, as applicable, Sections 2.3, 2.6, 8.3, 9.10 and 16.5 as the individual commitment of such Lender with respect to such Credit Facility, provided that, upon the termination of such Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the relevant Credit Facility.

Credit Agreement - Orla

“Interest Payment Date” means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Applicable Maturity Date.

“Interest Period” means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.12 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

“Intellectual Property” shall mean all issued patents and patent applications, industrial designs, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Obligor and used in or necessary to the operation of its business as conducted as of the date the applicable representation is made hereunder.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower (prepared on a Modified Consolidated Basis) for such period as gross interest expenses. Interest Expense includes stand-by fees, letter of credit fees and net cash payments associated with contracts related to interest rate hedging.

Credit Agreement - Orla

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower (prepared on a Modified Consolidated Basis) for such period as interest accrued due to the Borrower during such period.

“Interest Service Coverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Rolling EBITDA for such Fiscal Quarter to (ii) Rolling Interest Service for such Fiscal Quarter.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Issuing Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing a Letter or Letters on behalf of the Lenders.

“Knowledge of the Borrower” means, at any particular time, the actual knowledge of the Borrower’s President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Corporate Counsel.

“Lenders” means the individual lending institutions set out and described in Schedule A, as amended from time to time and “Lender” means any of the Lenders.

“Letters” means Financial Letters or Non-Financial Letters issued by the Issuing Lender under the RT Facility at the written request, and on the credit, of the Borrower, each being denominated in United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, acting reasonably, being issued to a named third party beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender, acting reasonably.

“Level” means a level set out in the first column of the table contained in Schedule H corresponding to the range within which the Leverage Ratio as of any Fiscal Quarter end falls.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, royalty, vendor’s privilege or vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

Credit Agreement - Orla

“Life of Mine” means, in respect of the Camino Rojo Project, the period during which all reserves and resources at such mine as reported in the Borrower’s most recent reserve statement or mine plan or other project description filed from time to time with Official Bodies in respect of such mine is projected to be extracted through planned mining activities at or in connection with such mine.

“Liquidity” means, at any particular time, the aggregate of (i) all Unrestricted Cash at such time and (ii) the amount, if any, of the Available Credit at such time.

“Loans” means Base Rate Loans and Term Benchmark Loans.

“Majority Lenders” means:

(a)	at any particular time up to the Credit Facilities Termination Date, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments under both Credit Facilities aggregate at least two thirds of the Total Commitment Amount of the Credit Facilities at such time; and

(b)	at any particular time after the Credit Facilities Termination Date, such group of Finance Parties which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

Notwithstanding the foregoing, (a) “Majority Lenders” in respect of decisions to be made relating to a particular Credit Facility shall be determined with reference to the Individual Commitments of the Lenders under such Credit Facility and the Total Commitment Amount for such Credit Facility and (b) the unfunded Individual Commitments of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably expected to have a Material Adverse Effect.

“Material Adverse Effect” means, in the opinion of the Majority Lenders, acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

Credit Agreement - Orla

(a)	the business, operations, property, assets or financial condition of the Obligors considered as a whole;

(b)	the ability of the Obligors, taken as a whole, to perform any of their material obligations under any Finance Document; or

(c)	the ability of any Finance Party to enforce its rights under any Finance Document.

Notwithstanding the foregoing, normal course adverse price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

“Material Agreements” means (i) those contracts set forth in Schedule K, and (ii) any other contract to which an Obligor is a party, in each case, provided that there is no readily available substitute and the breach or termination of which would reasonably be expected to result in a Material Adverse Change and “Material Agreement” means any of the Material Agreements.

“Material Subsidiary” means, without duplication, (i) any direct or indirect Subsidiary of the Borrower the Rolling EBITDA of which, for the most recently completed Fiscal Quarter (and for such purposes, Rolling EBITDA and EBITDA for such Subsidiary shall be determined using the definitions of Rolling EBITDA and EBITDA but substituting such Subsidiary for the Borrower and doing the calculations on an unconsolidated rather than a consolidated basis), is at least 5% of the Rolling EBITDA for such Fiscal Quarter, (ii) any direct or indirect Subsidiary of the Borrower the net book value of assets of which, calculated on an unconsolidated basis as at the last day of the most recently completed Fiscal Quarter, is at least 5% of the net book value of assets of the Borrower, calculated on a consolidated basis as at the last day of such Fiscal Quarter, (iii) any holding company of a Material Subsidiary and (iv) any Subsidiary designated by the Borrower in writing as a Material Subsidiary. As of the date hereof, the Material Subsidiaries consist of Camino Rojo, Orla Mining (Canada) Ltd. and Cerro Quema.

“Mine Plan” means the consolidated financial model of the Borrower (in Excel format) with respect to the Camino Rojo Project which shall include without duplication (i) the individual mine plan over the Life of Mine and (ii) all other material corporate expenses (including, without limitation, sales, general and administrative expenses), delivered by or on behalf of the Borrower to the Administrative Agent.

“Mining Licenses” means, collectively, the mineral concessions, mining claims and mining leases which are material to the conduct of mining activities contemplated from time to time by the Mine Plan, a complete and accurate inventory of which is set forth in the Perfection Certificates as updated from time to time pursuant to Section 11.1(b), which, for greater certainty, does not include the mineral concessions, mining claims and mining leases associated with the Cerro Quema Project.

“Mining Operations” means, at any particular time, (a) the exploration, development, mining, construction and milling operations carried out at the Camino Rojo Project and (b) the material exploration, development, mining, construction and milling operations of any Obligor at such time (other than (i) Cerro Quema and the Cerro Quema Affiliates and (ii) the Camino Rojo Project).

Credit Agreement - Orla

“Modified Consolidated Basis” means, (i) at all times prior to the Cerro Quema Project Financing, consolidated financial statements of the Borrower prepared in accordance with GAAP and (ii) at all times during and after the Cerro Quema Project Financing, the consolidated balance sheet, income statement and cash flow statement of the Borrower prepared in accordance with GAAP excluding Cerro Quema and the Cerro Quema Affiliates.

“Monitor” means Monitor Gold Corporation, a company existing under the laws of the State of Nevada.

“Monthly Report” means a written report in a form satisfactory to the Majority Lenders (acting reasonably) prepared by or on behalf of the Borrower in relation to the immediately preceding calendar month, which report shall include all material information pertaining to the development or operations of the Camino Rojo Project.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Disposition Proceeds” means, with respect to any Disposition, the gross proceeds received by or on behalf of an Obligor in respect of such Disposition less the sum of (i) the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Disposition and (ii) reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Disposition.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower (prepared on a Modified Consolidated Basis) for such period as the net income of the Borrower excluding any extraordinary items.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less (a) an amount equal to all Unrestricted Cash at such time and (b) the Borrower’s Indebtedness under Cerro Quema Project Debt Guarantee.

“Non-FATCA Compliant Lender” means any Lender hereunder who is in breach of its obligations under FATCA.

“Non-Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to the Issuing Lender and issued by the Issuing Lender at the request of the Borrower in favour of a third party to secure the non-financial performance of an obligation owed to the third party.

Credit Agreement - Orla

“NRT Credit Limit” means $100,000,000, as such amount may be reduced from time to time pursuant to Section 2.3.

“NRT Facility” has the meaning ascribed thereto in Section 2.1(a).

“NRT Maturity Date” means April 28, 2027.

“Obligors” means the Borrower and the Guarantors and “Obligor” means any one of the Obligors.

“Official Body” means any supra-national (such as the European Union and the European Central Bank), national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Order” means an order, judgment, injunction or other determination restricting payment by an Issuing Lender under or in accordance with a Letter or extending an Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document and the transactions contemplated thereby.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Participant” shall have the meaning ascribed thereto pursuant to Section 16.5.

“Pension Plan” means any plan, program or arrangement which is a pension plan for the purposes of any applicable pension benefits standards, or any applicable tax, statute and/or regulation thereof established, maintained, contributed to, or required to be contributed to by any Obligor, or in respect of which an Obligor has any liability, in each case funded or unfunded, insured or self-insured.

“Perfection Certificate” means, in respect of each Obligor, a certificate of a senior officer of such Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Lenders and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor (if any) are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

Credit Agreement - Orla

“Permitted Acquisition” means any Acquisition with respect to which:

(a)	the entity is in, or the acquired assets are used in or relate to, the same industry as the Obligors and the operations of the entity or the assets, as applicable, are located in a Permitted Jurisdiction;

(b)	no Default or Event of Default exists at the time of, or immediately after, such proposed Acquisition;

(c)	the financial covenants set out in Sections 11.1(m), (n), (o) and (p) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition; and

(d)	all of the assets or Shares acquired in connection with any such Acquisition shall be subject to the Security (subject to Permitted Liens (including prior existing Liens so long as any such prior existing Lien was not created in contemplation of, or in connection with, the subject Acquisition and such Lien does not apply to any other property or assets of any other Obligor)) if the Shares or acquired assets are owned by an Obligor.

“Permitted Acquisition Indebtedness” means any Indebtedness of any Obligor resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition, any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment which existed prior to, and not in contemplation of, the Permitted Acquisition, and any Indebtedness incurred in refinancing any of the aforementioned Indebtedness, provided (x) no Default exists at the time of the incurrence of such Indebtedness, (y) no Default would exist immediately thereafter and (z) the financial covenants set out in Sections 11.1(m) and (o), would be met, on a pro forma basis, immediately after the incurrence of such Indebtedness.

“Permitted Acquisition Risk Management Agreements” means any Risk Management Agreements which existed prior to, and not in contemplation of, a Permitted Acquisition and all transactions entered into prior to the date of such Permitted Acquisition with respect to such Risk Management Agreements.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Borrower (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any decrease in the combined direct and indirect percentage ownership interest of the Borrower in any of the Obligors; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Capital Reorganization (or such later date as may be agreed by the Administrative Agent on the instructions of the Majority Lenders), any Guarantees, Security Documents and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document (including, for certainty, priority of Security subject to Permitted Liens) and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of delivery of such certificate or would arise immediately after completion of the Capital Reorganization.

Credit Agreement - Orla

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower each deliver to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Corporate Reorganization (or such later date as may be agreed by the Administrative Agent on the instructions of the Majority Lenders), any Guarantees, Security Documents and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document (including, for certainty, priority of Security subject to Permitted Liens) and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of delivery of such certificate or would arise immediately after completion of the Corporate Reorganization.

“Permitted Disposition” has the meaning ascribed to such term in Section 11.2(c).

“Permitted Distributions” means a Distribution by the Borrower to the owners of its Shares at any time on or after December 31, 2022 when all of the following conditions are satisfied:

(a)	the financial covenants set out in Sections 11.1(n), (o) and (p) would be met, calculated on a pro forma basis, immediately after the making of the subject Distribution;

(b)	the Leverage Ratio is less than or equal to 2.00:1.00 calculated on a pro forma basis, immediately after the making of the subject Distribution; and

(c)	no Default or Event of Default exists at the time of declaration or payment of the subject Distribution nor would arise as a consequence of any such Distribution.

Credit Agreement - Orla

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)	Indebtedness of the Obligors arising under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate principal amount of such Indebtedness does not exceed, at any particular time, an amount equal to (i) the aggregate of all such obligations existing on the Closing Date plus (ii) $15,000,000 or the Exchange Equivalent thereof;

(c)	Indebtedness owed by an Obligor to a Company which Indebtedness is subject to a Postponement and Subordination Agreement (or other Credit Document which provides for an equivalent subordination and postponement);

(d)	trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices or which are not overdue for more than sixty (60) days or are being contested in good faith by appropriate proceedings and diligently conducted and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)	Indebtedness in respect of surety or performance bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Obligor (including for the reclamation or remediation of mining properties, government administered tax requirements and commodities such as power, fuel and chemicals), all in the ordinary course of business;

(f)	the Borrower’s limited recourse Indebtedness under the Cerro Quema Project Debt Guarantee;

(g)	[intentionally deleted]

(h)	Permitted Acquisition Indebtedness, Indebtedness under Permitted Acquisition Risk Management Agreements;

(i)	Indebtedness of any Person that becomes an Obligor (or that is merged or consolidated with or into the Borrower or any Obligor in a transaction permitted hereunder), which Indebtedness is existing at the time such Person becomes an Obligor (or that is merged or consolidated with or into the Borrower or any Obligor in a transaction permitted hereunder) (other than Indebtedness incurred solely in contemplation of such Person’s becoming an Obligor, or being merged or consolidated with or into the Borrower or any Obligor in a transaction permitted hereunder), and any refinancing thereof;

Credit Agreement - Orla

(j)	Indebtedness of up to $37,800,000 plus interest accrued thereon owing by Camino Rojo to Fresnillo PLC and/or its Affiliates pursuant to the Camino Rojo Layback Agreements;

(k)	Indebtedness of up to MXN$220,000,000 at all times prior to August 26, 2022 owing by Camino Rojo to Minera Penasquito, S.A. de C.V. pursuant to an asset purchase agreement dated June 20, 2017 between Camino Rojo, the Borrower, Minera Peñasquito, S.A. de C.V. and Goldcorp Inc., as amended;

(l)	Indebtedness pursuant to Permitted Risk Management Agreements;

(m)	other Indebtedness of the Obligors which is subordinated and postponed to the Secured Obligations on terms and conditions satisfactory to the Lenders in their sole and absolute discretion;

(n)	Indebtedness of Camino Rojo under a VAT Facility in a principal amount not exceeding $15,000,000 (or the Exchange Equivalent thereof) at any time outstanding provided recourse therefor is limited to the VAT Receivables;

(o)	Indebtedness secured by a Permitted Lien;

(p)	Indebtedness consisting of guarantees of Indebtedness so long as the underlying Indebtedness is not restricted hereunder; and

(q)	unsecured Indebtedness of the Obligors on a consolidated basis not otherwise referenced in the foregoing paragraphs in an aggregate amount of not more than $15,000,000 or the Exchange Equivalent thereof at any particular time.

“Permitted Investments” means any one or more of the following:

(a)	Investments in Cash;

(b)	Investments in Obligors;

(c)	Investments in Immaterial Subsidiaries provided that the Leverage Ratio, immediately after making any such Investment, is equal to or less than 2.00:1.00 calculated on a pro forma basis;

(d)	Investments in Monitor Gold Corp. in an aggregate amount of not more than $3,000,000 per Fiscal Year provided the financial covenants set out in Sections 11.1(m), (n), (o) and (p) would be met, on a pro forma basis, immediately after making any such Investment;

(e)	Investments by the Borrower funded solely by the proceeds of equity issuances by the Borrower (including, without limitation, proceeds received from the exercise, exchange or conversion of convertible securities, warrants, options or other equity compensation and/or any other securities, instruments, contracts or agreements which require the issuance of shares or any other security by the Borrower) received after the Closing Date; and

Credit Agreement - Orla

(f)	Investments in Cerro Quema and the Cerro Quema Affiliates made at any time that no event of default has occurred and is continuing under a Cerro Quema Project Financing;

provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

“Permitted Jurisdiction” means any jurisdiction other than the Syrian Arab Republic, the Republic of Cuba, the Islamic Republic of Iran, the Democratic People’s Republic of Korea, the Federal Republic of Somalia, the Republic of the Sudan, Ukraine or any jurisdiction from time to time subject to economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations, the government of the United States, the government of Canada or the European Union (or any member state thereof).

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors:

(a)	the Security;

(b)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which the period of grace, if any, related thereto has not expired or reserves are being maintained in accordance with generally accepted accounting principles;

(c)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)	Liens and charges incidental to construction or current operations including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of Applicable Law, which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)	restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

Credit Agreement - Orla

(f)	the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	the Lien resulting from the deposit of cash or securities (i) in connection with performance of bids, contracts, leases, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, performance bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business;

(h)	security given to a public utility or any other Official Body when required by such utility or other Official Body (including for reclamation or remediation of mining properties) in connection with the operations of any Obligor, all in the ordinary course of business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)	applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with, or will be complied with as and when required by Applicable Law, and will not materially impair the use of the property for the purpose for which it is held;

(l)	Liens securing Indebtedness arising under clauses (b) (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to such Capital Leases and/or Purchase Money Indebtedness) and (e) (provided such Liens shall only be permitted on any cash collateral to be applied against such Indebtedness) of the definition of Permitted Indebtedness;

(m)	Liens on assets acquired by any Obligor which existed prior to, and not in connection with or in contemplation of, the acquisition thereof, Liens on the assets of any entity that becomes an Obligor after the Closing Date which existed prior to, and not in connection with or in contemplation of, such entity becoming an Obligor and Liens securing Indebtedness arising under clause (h) of the definition of Permitted Indebtedness provided that (i) any such Lien shall not apply to any property or assets of any other Obligor and (ii) that such Lien shall secure the payment or performance of only those obligations which it secures on the date of the relevant acquisition;

Credit Agreement - Orla

(n)	Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to, or in respect of, a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Obligor’s portion of the fees, costs and expenses attributable to the processing or refining of such concentrates or minerals under any such processing or refining arrangement or other obligations of an Obligor under such arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(o)	customary rights of set-off or combination of accounts and bankers’ Liens in favour of a financial institution with respect to deposits and deposit accounts maintained by it;

(p)	landlords’ Liens arising in the ordinary course of business;

(q)	the Cerro Quema Project Permitted Lien;

(r)	[intentionally deleted]

(s)	the Royalties, including royalties on the production or profits from mining which are described in Schedule L hereto, and royalties which otherwise are owed to an Official Body pursuant to Applicable Law;

(t)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(u)	contractual rights of setoff granted in the ordinary course of business;

(v)	Liens over any VAT Receivable securing amounts owing under a VAT Facility;

Credit Agreement - Orla

(w)	Liens on cash collateral securing Indebtedness arising under clause (e) of the definition of Permitted Indebtedness where the Issuing Lender has refused to issue a Letter hereunder pursuant to clause 9.8(b);

(x)	Liens in favour of GLAS Americas LLC over the assets of Cerro Quema solely to the extent that such Liens exist as a result of the fact that the Cerro Quema Registration is pending;

(y)	at any time prior to May 28, 2022, Liens in favour of Bank of Montreal on cash collateral of up to C$100,000 which secures credit card obligations of the Borrower; and

(z)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) a Secured Risk Management Agreement or (b) an unsecured Risk Management Agreement entered into by an Obligor with any Person, in each case (i) that has not been entered into for speculative purposes nor on a cash margined basis, (ii) that would not result, at the time of the transaction effected pursuant thereto, in more than 70% of the most recent Mine Plan’s consolidated projected gold production being hedged during any future twelve-month period and (iii) which does not constitute a Restricted Forward Sale Transaction.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Post-Closing Deliverables” has the meaning ascribed thereto in Section 11.1(v).

“Postponement and Subordination Agreements” means the postponement and subordination agreements to be entered into by certain Companies in favour of the Administrative Agent pursuant to Section 11.1(x), in form and substance satisfactory to the Administrative Agent.

“PPSA” means the Personal Property Security Act (British Columbia), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.6.

“Prepayment Trigger Event” means, subject to Section 11.1(d), the receipt by any Obligor of any insurance proceeds in respect of the Secured Assets (other than in respect of an insurance claim for a lost or stolen shipment of Saleable Product, provided that an Event of Default has not occurred and is not continuing) in excess of $10,000,000 where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace the subject assets within 12 months of such Obligor’s receipt thereof.

Credit Agreement - Orla

“Pro Rata Share” means (i) at any particular time with respect to a particular Lender and referable to a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to such Credit Facility at such time; and (ii) at any particular time with respect to a particular Lender but not referable to a particular Credit Facility, the ratio of the aggregate of the Individual Commitments of such Lender with respect to all Credit Facilities at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to all Credit Facilities at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from any Obligor pursuant to the Credit Documents (i) after any notice being sent by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all Indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets and cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule J.

“Qualified Cash Management Lender” means (x) any Person that enters into a Cash Management Agreement prior to the date on which such Person became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Cash Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Cash Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each case, such Person subsequently ceases to be Lender or a Qualified Affiliate.

Credit Agreement - Orla

“Qualified Risk Management Lender” means (x) any Person that entered into a Risk Management Agreement prior to the date on which such Person became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Risk Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each such case, such Person subsequently ceases to be a Lender or a Qualified Affiliate.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“Relevant Governmental Body” means, the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or Federal Reserve Bank of New York, or any successor thereto.

“Replacement Material Agreement” means any agreement replacing a Material Agreement which is substantially similar to the Material Agreement that it is replacing.

“Replacement Lender Agreement” means an agreement in the form of Schedule Q (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrower, a Replacement Lender and the Administrative Agent pursuant to Section 8.3(d).

“Restricted Countries” means, at any particular time, any country subject to Sanctions at such time.

“Restricted Forward Sale Transaction” means an agreement by a Person to sell forward a quantity of metal or other commodity where payment is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Obligor which constitutes any silver, gold or other commodity hedging transaction (including, without limitation, any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor.

Credit Agreement - Orla

“Rolling EBITDA” means, for any Fiscal Quarter, the sum of:

(a)	(i)	for the purposes of delivering the compliance certificate as required pursuant to Section 12.2(f)(vi), the EBITDA for the Fiscal Quarter ending March 31, 2022 multiplied by four;

(ii)	for the Fiscal Quarter ending June 30, 2022, the aggregate amount of EBITDA for such Fiscal Quarter multiplied by four;

(iii)	for the Fiscal Quarter ending September 30, 2022, the aggregate amount of EBITDA for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two;

(iv)	for the Fiscal Quarter ending December 31, 2022, the aggregate amount of EBITDA for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(v)	for each Fiscal Quarter thereafter, the aggregate amount of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Interest Service” means:

(a)	for the purposes of delivering the compliance certificate as required pursuant to Section 12.2(f)(vi), the Interest Expenses for the Fiscal Quarter ending March 31, 2022 multiplied by four;

(b)	for the Fiscal Quarter ending June 30, 2022, the Interest Expenses for such Fiscal Quarter multiplied by four but, for the avoidance of doubt, excluding any such Interest Expense related to Indebtedness repaid during such Fiscal Quarter;

(c)	for the Fiscal Quarter ending September 30, 2022, the aggregate amount of Interest Expenses for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two;

(d)	for the Fiscal Quarter ending December 31, 2022, the aggregate amount of Interest Expenses for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(e)	for each Fiscal Quarter thereafter, the aggregate amount of Interest Expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

Credit Agreement - Orla

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)	for the Fiscal Quarter during which such date occurs (the “Initial Fiscal Quarter”), EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter multiplied by a fraction the numerator of which is the number of days in the Initial Fiscal Quarter and the denominator of which is the number of days remaining in the Initial Fiscal Quarter following the completion of such Permitted Acquisition or other asset acquisition (such product, the “Initial Fiscal Quarter EBITDA”) multiplied by four;

(b)	for the first Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by two;

(c)	for the second Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by 4/3; and

(d)	for the third Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and the Initial Fiscal Quarter EBITDA.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“Royalties” means (a) royalties on the mines owned by the Obligors which exist as of the Closing Date and are included in the most recent Mine Plan delivered to the Administrative Agent (a detailed inventory of which are described in Schedule L hereto), (b) royalties (secured against corresponding lands only) for which an Obligor becomes liable after the Closing Date by virtue of a Permitted Acquisition (but not, for the avoidance of doubt, in contemplation of or as consideration for any Permitted Acquisition) and (c) royalties which are owed to an Official Body pursuant to Applicable Law.

“RT Credit Limit” means, at any particular time, $50,000,000, as such amount may be reduced pursuant to Section 2.3 or increased pursuant to Section 2.6.

Credit Agreement - Orla

“RT Facility” shall have the meaning ascribed thereto in Section 2.1(b).

“RT Maturity Date” means April 28, 2025, as the same may be extended from time to time in accordance with Section 9.10.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which an Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or

(b)	organized under the laws of any country that is subject to general or country-wide Sanctions; or

(c)	any Person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian or United Kingdom Sanctions law.

“Sanctions” means any applicable legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the US Department of the Treasury’s Office of Foreign Assets Control (OFAC), the US Department of State, the United Nations Security Council, the Minister of Foreign Affairs (Canada), the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority provided that no (i) sanctions or embargoes shall apply to an Obligor to the extent that such application would constitute a violation of any Blocking Law and (ii) any Lender not subject to such Blocking Law may require the repayment of its Loans and the termination of its Individual Commitment if the application of clause (i) would result in a violation of Applicable Law by such Lender.

“Secured Assets” means, all of the present and future assets, property and undertaking of each Obligor and all proceeds thereof other than the Excluded Collateral; provided that, the Obligors shall not be required to deliver to the Administrative Agent share certificates representing the shares of (a) any Person that is not an Obligor and (b) Cerro Quema following the date on which the shares of Cerro Quema qualify as Excluded Collateral. For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets (i) are sold or otherwise disposed of in a manner which is permitted, or otherwise not prohibited, by any relevant Credit Document or otherwise (ii) qualify as Excluded Collateral after the Closing Date.

Credit Agreement - Orla

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents, and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender on the other hand.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance reasonably satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule I hereto at the times stated therein.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

Credit Agreement - Orla

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income, in all cases, however, calculated excluding Cerro Quema and the Cerro Quema Affiliates.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other similar charges in the nature of a tax, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

“Term SOFR Adjustment” means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	0.10%
Three (3) months	0.15%
Six (6) months	0.25%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

Credit Agreement - Orla

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Total Commitment Amount” means, with respect to a particular Credit Facility or both Credit Facilities, as the context so requires, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the relevant Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower calculated on a Modified Consolidated Basis.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Cash” means, at any particular time, the aggregate of all Cash of all Companies at such time which (A) is not listed on the Borrower’s consolidated balance sheet (calculated on a Modified Consolidated Basis) as restricted cash (or other designation of similar effect) and (B) is (i) subject to a Lien in favour of the Lenders or (ii) at all times prior to July 1, 2022, is Cash of Cerro Quema.

“Upfront Fee Letter” means the upfront fee letter dated the date hereof entered into by the Borrower, The Bank of Nova Scotia, Bank of Montreal and Canadian Imperial Bank of Commerce.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in U.S. Dollars of any amount of another currency.

“U.S. Dollars” means the lawful currency of the United States of America.

Credit Agreement - Orla

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“VAT Facility” means a credit facility established by a commercial bank licensed in Mexico in favour of Camino Rojo which credit facility is used solely to finance an amount equal to certain value-added tax refunds Camino Rojo is owed by the applicable Official Body.

“VAT Receivable” means an amount claimed or demanded for refund in accordance with Applicable Law from a Mexican Official Body in respect of value added tax or similar consumption tax paid by Camino Rojo. For the avoidance of doubt, a VAT Receivable shall cease to be a VAT Receivable once the subject claim or demand for refund has either been paid or declined (with all appeal rights exhausted) by the relevant Official Body.

“Voting Shares” means Shares of any class of any corporation carrying voting rights generally under all circumstances.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof. Any references herein to any legislation, statutory instrument or regulation or a section or other provision thereof, unless otherwise specified, is a reference to the legislation, statutory instrument, regulation, section or other provision as amended, restated or re-enacted from time to time. Any references herein to a party to this agreement includes that party’s successors and permitted assigns.

Credit Agreement - Orla

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 16.1, such service to become effective seven Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

Credit Agreement - Orla

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a Loan, the principal amount thereof; and

(b)	in the case of a Letter, the contingent liability of the Issuing Lender thereunder.

1.11	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13	[Intentionally deleted]

1.14	Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.15	Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a Modified Consolidated Basis and otherwise consistent with GAAP in existence as at the Closing Date.  In the event of a change in GAAP that results in a material change in the calculation of the financial ratios, covenants, standards or terms used in this Agreement, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to equitably reflect such accounting changes with the intention that the criteria for evaluating the Borrower's financial condition shall be the same after such accounting changes as they were prior to such change in GAAP. The agreement of the Majority Lenders to any such amendments shall be sufficient to bind all Lenders. Until the successful conclusion of any such negotiation and approval by the Majority Lenders, (a) all calculations of financial covenants and other standards and terms in this Agreement shall continue to be prepared, delivered and made on a basis consistent with GAAP in existence immediately prior to such adoption or change to GAAP, and (b) financial statements delivered by the Borrower pursuant to the terms of this Agreement shall be accompanied by a reconciliation showing the adjustments made to calculate such financial covenants.

Credit Agreement - Orla

1.16	Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the other Finance Documents, the provisions of this agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any Finance Document is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17	Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

1.18	[Intentionally deleted]

1.19	Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR Rate, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR Rate or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR Rate, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR Rate or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.20	Cerro Quema

Notwithstanding anything to the contrary herein or in any other Finance Document, Cerro Quema (and any Cerro Quema Affiliate that may become a Material Subsidiary after the Closing Date) shall cease to be a Material Subsidiary, Guarantor and Obligor, and the provisions of this agreement and each other Finance Document shall cease to apply to Cerro Quema and each such Cerro Quema Affiliate, concurrent with closing of the Cerro Quema Project Financing.

Credit Agreement - Orla

Article 2
CREDIT FACILITIES

2.1	Establishment of Credit Facilities

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower:

(a)	a non-revolving term credit facility (the “NRT Facility”) in the principal amount of the NRT Credit Limit; and

(b)	a revolving term credit facility (the “RT Facility”) in the principal amount of the RT Credit Limit.

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the Borrower under the relevant Credit Facility from time to time provided that the aggregate principal amount of credit extended by each Lender under such Credit Facility shall not at any time exceed the Individual Commitment of such Lender with respect thereto and further provided that the aggregate principal amount of credit outstanding under such Credit Facility shall not at any time exceed the amount of the relevant Credit Limit. All credit requested under a Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facilities. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under a Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit.

2.3	Reduction of Credit Limits

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce either Credit Limit to the extent the corresponding Credit Facility is not being utilized at the time such notice is given, provided that such reduction shall not become effective until three Banking Days after such notice has been given. The amount of the RT Credit Limit will not be reduced at the time, and in the amount, of any prepayment or repayment under the RT Facility pursuant to Sections 9.3 or 9.4, but will be reduced at the time, and by the amount of, any repayment of the RT Facility pursuant to Sections 9.2 and 9.5 and will be reduced to zero on the RT Maturity Date. The amount of the NRT Credit Limit will be permanently reduced (i) to zero if it is not drawn down on the Closing Date, (ii) at the time, and in the amount, of any repayment or prepayment under the NRT Facility made in accordance with Sections 9.1, 9.4 and 9.5 and (iii) to an amount equal to the amount of the single drawdown under the NRT Facility on the Closing Date (the “Drawn NRT Amount”). Upon any reduction of a Credit Limit, the Individual Commitment of each relevant Lender with respect to such Credit Limit shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of such Credit Limit.

Credit Agreement - Orla

2.4	Termination of Credit Facilities

(a)	A Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facilities in accordance with Section 13.1;

(ii)	the date on which the relevant Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Applicable Maturity Date.

(b)	Upon the termination of a Credit Facility, the right of the Borrower to obtain any credit under such Credit Facility and all of the obligations of the Lenders to extend credit under such Credit Facility shall automatically terminate.

2.5	Credit Restrictions

Subject to the terms and conditions hereof, the aggregate principal amount of credit outstanding under a Credit Facility shall not at any time exceed the relevant Credit Limit. The Borrower shall be entitled to one drawdown only under the NRT Facility and such drawdown shall occur on the Closing Date. The Borrower shall not drawdown credit for the purpose of, directly or indirectly, paying any principal amount of Indebtedness owing under or in respect of the Cerro Quema Project Debt Guarantee or the Cerro Quema Project Financing.

2.6	Accordion Feature

(a)	The Borrower may, by prior notice to the Administrative Agent (an “Accordion Notice”), from time to time starting December 31, 2022, request that the amount of the RT Facility be increased by an aggregate amount of up to $25,000,000 (in the aggregate for all Accordion Notices) specifying the Lenders and/or, subject to Section 2.6(b), proposed new Lenders that have agreed to accept Individual Commitments with respect to the RT Facility in the aggregate amount of such requested increase.

(b)

The Administrative Agent shall promptly send a copy of the Accordion Notice to each Lender. Each of the existing Lenders shall be given the opportunity to increase their respective Individual Commitments pursuant to an Accordion Notice prior to any solicitation by the Borrower for an initial Individual Commitment from a Person that is not an existing Lender.

Credit Agreement - Orla

(c)	Upon receipt of an Accordion Notice pursuant to Section 2.6(b), each Accordion Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to increase its Individual Commitment with respect to the RT Facility and setting out the amounts of that increase. The increase in that Accordion Lender's Individual Commitment with respect to the RT Facility shall, subject to Sections 2.6(b) and (f), take place with effect from such day as such Accordion Lender, the Borrower and the Administrative Agent may agree. Upon any such increase of that Accordion Lender's Individual Commitment with respect to the RT Facility, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of that Accordion Lender with respect to the RT Facility by the amount of such increase. For certainty, increases of the Individual Commitments of the existing Lenders with respect to the RT Facility pursuant to this Section 2.6 need not be effected on a pro rata basis.

(d)	Any Accordion Lender with respect to the RT Facility that is not an existing Lender must be acceptable to the Administrative Agent acting in its discretion exercised reasonably. Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrower and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this agreement and each other Credit Document shall, subject to Section 2.6(f) and on and from such date as the parties thereto may agree, be read and construed as if such Accordion Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the RT Facility that the Accordion Lender has agreed to accept and all references to any Lender in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender with respect to the RT Facility. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf an Accordion Agreement with each Accordion Lender. Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

(e)	The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to the RT Facility arising pursuant to Section 2.6(c) and/or 2.6(d). Notwithstanding any other provision hereof with respect to the funding of Loans in accordance with each relevant Lender's Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding obligations among the relevant Lenders or the outstanding credit under the RT Facility in order to ensure, to the greatest extent practicable, that after such increase the aggregate amount of credit extended hereunder by each Lender coincides with such Lender's Pro Rata Share of the aggregate amount of credit extended under the RT Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender's Individual Commitment with respect to the RT Facility. The Administrative Agent may exercise the timing of its discretion to reallocate as aforesaid so as to minimize or eliminate the requirement to break a Term SOFR Rate contract or incur breakage fees in respect of any outstanding Term Benchmark Loan.

(f)	No increase in the amount of the RT Facility

(i)	shall be permitted at any time that a Default or Event of Default has occurred and is outstanding; and

Credit Agreement - Orla

(ii)	shall be effective until, if required by the Administrative Agent, acting reasonably, each Obligor shall have executed and delivered to the Administrative Agent a confirmation of its Secured Obligations, in form and substance acceptable to the Lenders, acting reasonably, under each Credit Document to which it is a party and acknowledging and confirming that the relevant Accordion Lender benefits from such Credit Documents.

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facilities from the Lenders through the Branch of Account by way of one or more Loans and, under the RT Facility, by way of Letters provided that the maximum amount of credit outstanding by way of Letters shall not exceed $20,000,000. Any extension of credit hereunder by way of drawdowns of a Loan under the RT Facility shall be in a minimum amount equal to the lesser of (i) the Available Credit at the relevant time and (ii) $2,000,000 (and otherwise in integral multiples of $100,000 in excess thereof).

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under a particular Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

Credit Agreement - Orla

3.3	Failure of Lender to Fund Loan

If any Lender (a “Non-Funding Lender”) fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4	Timing of Credit Availments

No Term Benchmark Loan under either Credit Facility may have a maturity date later than the Applicable Maturity Date.

3.5	[Intentionally deleted]

Credit Agreement - Orla

3.6	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 2:00 pm (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.7	Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facilities, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8	Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount and type of credit outstanding, each advance and each payment of principal and interest on account of each Loan, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including Letter fees and standby fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.9	General Provisions Relating to All Letters

(a)	Each request by the Borrower for the issuance or amendment of a Letter shall be deemed to be a representation by the Borrower that the extension of credit so requested complies with the conditions set forth in Section 12.1. The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Issuing Lender with respect to Letters issued by it is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

Credit Agreement - Orla

(b)	The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter issued by the Issuing Lender and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter. The Borrower shall promptly, and in any event within 10 days, examine a copy of each Letter and each amendment thereto that is delivered to it and, in the event of any claim of non-compliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the Issuing Lender. The Borrower shall be conclusively deemed to have waived any such claim against the Issuing Lender and its correspondents unless such notice is given as aforesaid.

(c)	The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

(iii)	the existence of any claim, set-off, defense or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(iv)	any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi)	the surrender or impairment of any Security;

(vii)	any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency; or

(viii)	any other circumstance or happening whatsoever similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower, save and except where relating to the Issuing Lender’s gross negligence or wilful misconduct.

Credit Agreement - Orla

The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter, approved in writing by the Borrower. The Issuing Lender shall not be under any obligation to amend any Letter if (A) the Issuing Lender would have no obligation at such time to issue such Letter in its amended form under the terms hereof, or (B) the beneficiary of such Letter does not accept the proposed amendment to such Letter.

(d)	Any action, inaction or omission taken or suffered by the Issuing Lender or any of its correspondents under or in connection with a Letter or any Draft made thereunder, save and except for material non-compliance with the payment terms of the relevant Letter, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order and in material compliance with the payment terms thereof which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(e)	The Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other Person in connection therewith and in compliance with the terms of this Section 3.9, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)	Save to the extent expressly provided otherwise in this Section 3.9 the rights and obligations between the Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits, ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g)	The Issuing Lender shall act on behalf of the Lenders with respect to any Letters issued by it and the documents associated therewith, and the Issuing Lender shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 14 with respect to any acts taken or omissions suffered by the Issuing Lender in connection with Letters issued by it or proposed to be issued by it and any documentation pertaining to such Letters as fully as if the term “Administrative Agent” as used in Article 14 included the Issuing Lender with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Issuing Lender.

Credit Agreement - Orla

(h)	Immediately upon the issuance of each Letter, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Issuing Lender a risk participation in such Letter in an amount equal to the product of such Lender’s Pro Rata Share times the amount of such Letter.

(i)	None of the Issuing Lender, the Administrative Agent nor any correspondent, participant or assignee of the Issuing Lender shall be liable to any Lender for (i) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in connection herewith at the request or with the approval of the Lenders or the Majority Lenders, as applicable, (ii) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in the absence of such party’s gross negligence or wilful misconduct; or (iii) any deficiency in the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter.

3.10	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 2:00 p.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment;

(b)	prior to 2:00 p.m. (Toronto time) on the third Banking Day prior to the date of a drawdown or rollover of a Term Benchmark Loan or the issuance of a Letter; and

(c)	prior to 2:00 p.m. (Toronto time) on the Banking Day prior to the date of a Base Rate Loan.

Credit Agreement - Orla

3.11	Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Sections 3.2 and 9.7(b) with respect to the funding of Loans and reimbursing with respect to Letters in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under a particular Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment under such Credit Facility.

3.12	Alternate Rate of Interest.

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.12, if:

(i)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii)	the Administrative Agent is advised by the Majority Lenders in respect of the relevant Credit Facility prior to the commencement of any Interest Period for a Term Benchmark Loan that the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Term Benchmark Loan for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark (1) any request pursuant to a Drawdown Notice, Rollover Notice, or Conversion Notice, as applicable, that requests a Loan of a Term Benchmark Loan shall instead be deemed to be a request for Loan of, or a conversion or rollover of to, a Base Rate Loan; provided that if the circumstances giving rise to such notice (x) affect only one type of Loan, then all other types of Loans shall be permitted and (y) do not affect all Lenders, then requests by the Borrower for Term Benchmark Loans may be made to the Lenders that are not affected thereby. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this  Section 3.12(a) with respect to an Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Loan.

Credit Agreement - Orla

(b)	Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c)	In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(d)	The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.12.

Credit Agreement - Orla

(e)	Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)	Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Loan.

3.13	Illegality

If after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrower. Before giving any notice to the Administrative Agent pursuant to this Section 3.13, such Lender shall designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this Agreement, the Borrower shall repay in full the then outstanding principal amount of such Lender’s portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, the Borrower may borrow a Base Rate Loan from such Lender, whether or not it would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

Credit Agreement - Orla

Article 4
DRAWDOWNS

4.1	Drawdown Notice

Subject to Sections 2.5, 3.1, 3.12(a), 3.13 and 3.4 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying, as applicable:

(a)	the Credit Facility under which credit is to be obtained;

(b)	the date the credit is to be obtained;

(c)	whether the credit is to be obtained by way of Base Rate Loan, Term Benchmark Loan or Letter;

(d)	the principal amount of the Loan;

(e)	if the credit is to be obtained by way of a Term Benchmark Loan, the applicable Interest Period;

(f)	if the credit is to be obtained by way of Letter, the type of Letter (ie: Financial Letter or Non-Financial Letter), the named beneficiary of the Letter and address of such beneficiary, the maturity date and amount of the Letter and all other terms of the Letter (including, without limitation, the proposed form of the Letter); and

(g)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2	Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule O hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing Lender in accordance with such Letter.

Credit Agreement - Orla

Article 5
ROLLOVERS

5.1	Term Benchmark Loans

Subject to Sections 3.1, 3.12(a) and 3.13 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each Lender shall, on the maturity of such Term Benchmark Loan, continue to extend credit to the Borrower by way of a Term Benchmark Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

5.2	Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing Term Benchmark Loan and the Credit Facility under which it was drawn;

(b)	the principal amount of the maturing Term Benchmark Loan and the portion thereof to be replaced; and

(c)	the Interest Period or Interest Periods of the replacement Term Benchmark Loan(s).

5.3	[Intentionally deleted]

Article 6
CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to Sections 3.1, 3.12(a) and 3.13 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

Credit Agreement - Orla

6.2	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted and the Credit Facility under which it was drawn;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if an outstanding Loan is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3	Absence of Notice

Subject to Section 3.12(a) and 3.13, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan in favour of the Borrower shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4	Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Term Benchmark Loan, convert such Term Benchmark Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.2.

Article 7
INTEREST AND FEES

7.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)	the Adjusted Term SOFR Rate plus the Applicable Rate in the case of each Term Benchmark Loan; and

(b)	the Base Rate plus the Applicable Rate in the case of each Base Rate Loan.

Credit Agreement - Orla

7.2	Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360, in the case of a Term Benchmark Loan, or 365 days (or 366, in the case of a leap year) in the case of a Base Rate Loan.

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Base Rate Loans, monthly in arrears on the last day of each month; and

(ii)	in the case of interest on Term Benchmark Loans, on the last day of the applicable Interest Payment Date; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Term Benchmark Loans are otherwise required to be repaid.

7.3	General Interest Rules

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in U.S. Dollars.

(c)	If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to, in the case of a Term Benchmark Loan, Adjusted Term SOFR Rate for the Interest Period applicable thereto at such time and in the case of a Base Rate Loan, the Base Rate plus, in each case, the Applicable Rate. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

Credit Agreement - Orla

7.4	Selection of Interest Periods

With respect to each Term Benchmark Loan, the Borrower shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice, the duration of the Interest Period provided that:

(a)	Interest Periods shall have a duration from one, three or six months (subject to availability), provided that in the event the Borrower fails to specify an Interest Period for any Term Benchmark Loan in the applicable Drawdown Notice, Conversion Notice or Rollover Notice, the Borrower shall be deemed to have selected an Interest Period of one month;

(b)	the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5	Standby Fees

Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the RT Facility, the Borrower shall pay, in accordance with Section 3.6, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days (or, in the case of a leap year, 366 days), equal to the Applicable Rate on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement or the first day of each Fiscal Quarter, as applicable, to and including the date of payment. Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any Lender while it is a Defaulting Lender.

7.6	Letter Fees

(a)	The Borrower shall, in accordance with Section 3.6, pay to the Administrative Agent for the benefit of the Lenders with respect to each Letter, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, accruing daily and calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of the contingent liability of the Issuing Lender under such Letter and for the type of such Letter (i.e., whether a Financial Letter or a Non-Financial Letter), for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall, from time to time, pay to the Issuing Lender, for its own account, its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.

Credit Agreement - Orla

(b)	With respect to each Letter issued hereunder at the time when there is one or more Lenders other than the Issuing Lender issuing such Letter, the Borrower shall pay to the Administrative Agent for the account of the Issuing Lender a fee (in the currency in which the Letter is denominated) in advance on the date each such Letter is issued or renewed, calculated at a rate per annum equal to 0.25% on the amount of each such Letter for the number of days in the term of such Letter in the year of 365 days, as the case may be, in which the Letter is issued or renewed. Each such payment is non-refundable and fully earned when due.

7.7	Applicable Rate Adjustment

On the second Banking Day following each date the Borrower delivers a compliance certificate to the Administrative Agent pursuant to Section 11.1(b)(iii) which discloses a Leverage Ratio at a Level which differs from the Level then in effect, the Applicable Rate applicable to (i) all Loans and Letters outstanding on the date any such change takes effect and (ii) the standby fee referenced in Section 7.5 will in each case be adjusted immediately, but without retroactive effect. Notwithstanding the foregoing if the Borrower fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Leverage Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

7.8	Interest Act Compliance

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis. The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to Accommodations based on the methodology for calculating per annum rates provided for in this agreement. The Lenders and Administrative Agent agree that, if requested in writing by the Borrower, it will calculate the nominal and effective per annum rate of interest or fees on any Accommodation outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this agreement or any other Finance Document, nor result in any liability to the Lenders and Administrative Agent. To the extent permitted by law, the Borrower hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Finance Document, that the interest or fees payable under any Finance Document and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

Credit Agreement - Orla

Article 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Increased Costs

(a)	Increased Costs Generally. If from time to time any Change in Law shall:

(i)	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Finance Party;

(ii)	subject any Finance Party to any Tax of any kind whatsoever with respect to this agreement, any extension of credit made by it, or change the basis of taxation of payments to such Finance Party in respect thereof, except for Indemnified Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Finance Party; or

(iii)	impose on any Finance Party or any applicable interbank market any other condition, cost or expense affecting this agreement or any extension of credit made by such Finance Party or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Finance Party of making or maintaining any extension of credit (or of maintaining its obligation to make any such extension of credit) or to reduce the amount of any sum received or receivable by such Finance Party hereunder (whether of principal, interest or any other amount), then upon request of such Finance Party from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Finance Party.

(b)	Capital and Liquidity Requirements. If any Finance Party determines in its sole and absolute discretion that any Change in Law affecting such Finance Party or any lending office of such Finance Party or such Finance Party’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Finance Party’s capital or on the capital of such Finance Party’s holding company, if any, as a consequence of this agreement, the Individual Commitment of such Finance Party or the extensions of credit made by it, to a level below that which such Finance Party or its holding company could have achieved but for such Change in Law (taking into consideration such Finance Party’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrower will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party or its holding company for any such reduction suffered.

Credit Agreement - Orla

(c)	Certificates for Reimbursement. A certificate of a Finance Party setting forth the amount or amounts necessary to compensate such Finance Party or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower from time to time shall be prima facie evidence of such amounts absent manifest error. The Borrower shall pay such Finance Party the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)	Delay in Requests. Failure or delay on the part of any Finance Party to demand compensation pursuant to this Section shall not constitute a waiver of such Finance Party’s right to demand such compensation, except that the Borrower shall not be required to compensate a Finance Party pursuant to this Section for any increased costs incurred or reductions suffered more than 120 days prior to the date that such Finance Party delivers the certificate setting forth such increased costs or reduced rate of return in accordance with Section 8.2(c), unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the 120 day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)	Alternate Booking Point. Each Finance Party agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2, it will use reasonable efforts to make, fund or maintain the affected credit of such Finance Party through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to 8.2, would be reduced and if, as determined by such Finance Party in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Finance Party.

Credit Agreement - Orla

8.3	Failure to Fund as a Result of Change of Circumstances

(a)	If (i) any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) or 8.2(b), (ii) any Lender becomes a Defaulting Lender, a Non-FATCA Compliant Lender or a Lender in respect of which any amounts are paid or become payable by the Borrower pursuant to Section 8.6, or (iii) any Lender refuses to give timely consent to an amendment, modification or waiver of this agreement that, pursuant to Section 14.14, requires consent of all the Lenders, where the consent of the Majority Lenders has been given with respect thereto (collectively with any Lender described in paragraphs (i) and (ii) above, for the purposes of this Section, the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that the Borrower desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitments and obligations under the Credit Facilities and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facilities (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitments and the obligations of such Assenting Lender under the Credit Facilities and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facilities shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facilities and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facilities on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any rights or obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitments of such Assenting Lender by the respective amounts of such assumption. For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender. In the event that an Affected Lender is not replaced pursuant to the foregoing provisions and provided (x) no Default or Event of Default has occurred and is continuing at the time of any such prepayment and cancellation or would arise immediately thereafter and (y) such prepayment and cancellation is not prohibited by applicable law, the Borrower may, upon five Banking Days’ notice to the Affected Lender and the Administrative Agent, cancel the Individual Commitments of such Affected Lender and prepay advances of such Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to such Affected Lender hereunder (such payments shall be made to the Administrative Agent), and, upon such notice and prepayment by the Borrower, such Affected Lender shall cease to be a “Lender” for all purposes of this agreement and shall no longer have any obligations hereunder.

Credit Agreement - Orla

(b)	The Borrower may, by notice to the Administrative Agent (a “Replacement Lender Notice”), from time to time prior to the Applicable Maturity Date, request that the amount of the Individual Commitments with respect to a Credit Facility be increased by the aggregate amount of any Individual Commitments cancelled pursuant to this section (which have not been replaced) specifying the relevant Lenders and/or proposed new relevant Lenders that have agreed to accept Individual Commitments with respect to such Credit Facility in the aggregate amount of such requested increase. For certainty, the aggregate Individual Commitments under any Credit Facility shall not, at any particular time, exceed the applicable Credit Limit.

(c)	Each Replacement Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an increased Individual Commitment with respect to the relevant Credit Facility and setting out the amount of that commitment. The establishment of that Replacement Lender’s Individual Commitment with respect to the relevant Credit Facility shall, subject to Section 8.3(f) and 8.3(g), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent. Upon the establishment of that Replacement Lender’s increased Individual Commitment with respect to the relevant Credit Facility, Schedule A hereto shall be deemed to be amended to evidence the Individual Commitment with respect to such Credit Facility of that Replacement Lender by the amount of such increase.

(d)	Any Replacement Lender that is not an existing Lender must be listed in Schedule I, Schedule II or Schedule III of the Bank of Act (Canada) or otherwise acceptable to the Administrative Agent acting in its sole discretion exercised reasonably. Upon delivery to the Administrative Agent of a Replacement Lender Agreement executed by the Borrower and a Replacement Lender, the Administrative Agent shall promptly execute and deliver such Replacement Lender Agreement whereupon this agreement and each other Credit Document shall, subject to Section 8.3(f) and 8.3(g), henceforth be read and construed as if such Replacement Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment(s) with respect to the applicable Credit Facilities that the Replacement Lender has agreed to accept and all references to any Lenders in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment(s) of such Replacement Lender. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Replacement Lender Agreement relating to each Replacement Lender. Each Lender agrees that it will be bound by the terms of each such Replacement Lender Agreement so completed and executed by the Administrative Agent.

Credit Agreement - Orla

(e)	The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to the NRT Credit Facility arising pursuant to Section 8.3(c) and 8.3(d).

(f)	No increase in or establishment of, any Individual Commitments with respect to the Credit Facilities pursuant to this 8.3 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

(g)	On the first Banking Day following any deemed amendment to Schedule A pursuant to Section 8.3(c) and 8.3(d), the Administrative Agent shall advise the Replacement Lender in writing of (i) the aggregate outstanding credit under the Relevant Credit Facility already advanced by the Lenders to the Borrower (the “Existing Facility Indebtedness”) and (ii) its Pro Rata Share of the Existing Facility Indebtedness. Within one Banking Day of receipt of such notice from the Administrative Agent, the Replacement Lender shall pay to the Administrative Agent, for the pro rata benefit of each Lender, its Pro Rata Share of the Existing Facility Indebtedness whereupon the Administrative Agent shall disburse such proceeds to the Lenders in accordance with Section 3.7.

8.4	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Term Benchmark Loan as a result of:

(a)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above);

(b)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(c)	with respect to any Letter, arising from claims or legal proceedings, and including reasonable and documented legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Letter or the enforcement of the Administrative Agent or the Lenders’ rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such Letter. Notwithstanding the foregoing, the Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is sustained or incurred by such Lender while it is a Defaulting Lender.

Credit Agreement - Orla

8.5	Indemnity for Transactional and Environmental Liability

(a)	The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender, the Issuing Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, acting reasonably (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto; provided such indemnity (w) does not extend to any Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct or breach by such Indemnified Party of its obligations under the Finance Documents, (x) does not extend to any loss of profit, income, revenue or business opportunities (it being agreed, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees and other related costs and expenses, or any other amount expressly required to be paid, repaid or reimbursed (as applicable under or pursuant to the Credit Documents), (y) shall not apply to disputes solely between or among Indemnified Parties and (z) does not extend to any Indemnified Liabilities arising out of or relating to an Erroneous Payment or otherwise pursuant to Section 14.25.

(b)	Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, acting reasonably, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

Credit Agreement - Orla

(c)	All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Finance Parties.

(d)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.6	Gross-Up for Taxes

(a)	Any and all payments made by or on behalf of the Borrower under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Finance Party, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	with respect to Indemnified Taxes, pay to such Finance Party in addition to the Payment to which such Finance Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Finance Party (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Indemnified Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower or such Finance Party) equals the full amount the Finance Party, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

Credit Agreement - Orla

(iv)	pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower, to the Finance Party under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)	as promptly as possible thereafter, forward to the relevant Finance Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Finance Party, evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.

(c)	The Borrower hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Indemnified Taxes and Other Taxes. In addition, the Borrower hereby indemnifies and holds harmless each Finance Party for all Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Finance Party, as applicable, and for all reasonable expenses, resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Finance Party who pays any Taxes or Other Taxes shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.6, the relevant Finance Party shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Indemnified Taxes at the Borrower’s expense.

Credit Agreement - Orla

(e)	If any Finance Party receives a refund of Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund in the good faith judgment of the Finance Party is attributable to the Indemnified Taxes giving rise to such payment made by the Borrower, then such Finance Party shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund), net of out-of-pocket expenses of such Finance Party which the Finance Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible. The Borrower, upon the request of a Finance Party, agree to repay such Finance Party any portion of any such refund paid over to the Borrower that a Finance Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Finance Party as a result of or related to such payment to such Official Body. No Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund. No Finance Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

(f)	Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, any Finance Party, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 8.6(f) that such Finance Party is not legally able to deliver. Without limiting the foregoing, each Finance Party shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, executed copies of an applicable IRS Form W-8 or IRS Form W-9 and any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or Administrative Agent to determine the withholding or deduction required to be made, including such documentation prescribed by Applicable Law (including Section 1471(b)(3)(C)(i) of the US Internal Revenue Code) and such additional documentation as may be appropriate for the Borrower or Administrative Agent to comply with their obligations under FATCA and to determine that each Finance Party has complied with its obligations under FATCA or to determine the amount to deduct and withhold from any payment made hereunder.

Credit Agreement - Orla

(g)	Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a), in respect of interest payable under a Finance Document, shall be payments of interest under such Finance Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(h)	The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facilities and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1	Repayment of NRT Facility

The credit outstanding under the NRT Facility shall be repaid by the Borrower to the Lenders in consecutive quarterly instalments (on the following instalment dates and in the following amounts) as follows:

Instalment Date	Amount
December 31, 2022	$5,550,000
March 31, 2023	$5,550,000
June 30, 2023	$5,550,000
September 30, 2023	$5,550,000
December 31, 2023	$5,550,000
March 31, 2024	$5,550,000
June 30, 2024	$5,550,000
September 30, 2024	$5,550,000
December 31, 2024	$5,550,000
March 31, 2025	$5,550,000
June 30, 2025	$5,550,000
September 30, 2025	$5,550,000
December 31, 2025	$5,550,000
March 31, 2026	$5,550,000
June 30, 2026	$5,550,000
September 30, 2026	$5,550,000
December 31, 2026	$5,550,000
NRT Maturity Date	(x) the remaining principal amount outstanding under the NRT Facility, (y) all accrued and unpaid interest thereon and (z) all accrued and unpaid fees with respect thereto.

Amounts which are repaid as aforesaid may not be reborrowed.

Credit Agreement - Orla

9.2	Repayment of RT Facility

The Borrower shall repay to the Administrative Agent, for the account of the Lenders, in full the outstanding credit under the RT Facility on the RT Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. As concerns any Letter which, on the RT Maturity Date, has an expiry date later than the RT Maturity Date, the Borrower shall pay to the Issuing Lender, on the RT Maturity Date, the then contingent liability of the Issuing Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the Borrower to the Issuing Lender, the Borrower shall have no further liability to the Lenders with respect to any such Letter.

9.3	Repayment of Credit Excess

In the event that there is a Credit Excess at any time under a particular Credit Facility, the Borrower shall repay to the Lenders on demand the amount of the Credit Excess under such Credit Facility. Each such repayment shall be deposited by the Administrative Agent in a segregated account and held in trust for the Lenders to be applied to repay outstanding Loans under the relevant Credit Facility as they mature or, as applicable, to satisfy reimbursement obligations with respect to outstanding Letters as such Loans mature or as such Letters are drawn upon, as the case may be.

9.4	Voluntary Prepayments

Subject to Section 9.6, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under a Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000 (or, if less, the amount of credit outstanding under the relevant Credit Facility at such time) and otherwise in integral multiples of $100,000 in excess thereof. Amounts under the NRT Facility which have been prepaid as aforesaid may not be re-borrowed and any such prepayments shall be applied in inverse order of maturity. Amounts under the RT Facility which have been prepaid as aforesaid may be re-borrowed. Other than any payments required pursuant to Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.4.

9.5	Mandatory Prepayments

(a)	The Borrower shall, within five Banking Days of the occurrence of a Prepayment Trigger Event, prepay outstanding credit under the Credit Facilities in an amount equal to the Applicable Prepayment Amount. Such payments shall be applied, in the first instance, to prepayment of the NRT Facility in inverse order of maturity and upon repayment in full of the NRT Facility, such prepayments shall be applied to the RT Facility. Amounts which are prepaid as aforesaid may not be re-borrowed.

(b)	Section 8.4 shall be complied with in connection with any prepayment pursuant to this Section 9.5.

Credit Agreement - Orla

9.6	Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.4. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a)	the Credit Facility which is to be prepaid;

(b)	the date on which the prepayment is to take place; and

(c)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000 (or, if less, the amount of credit outstanding under the relevant Credit Facility at such time)).

9.7	Reimbursement or Conversion on Presentation of Letters

(a)	On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay (and in any event no later than 5:00 p.m. (Toronto time) on the date of any payment by the Issuing Lender under a Letter) to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by Issuing Lender pursuant to such Letter. Failing such payment, the Borrower shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter into a Base Rate Loan under the RT Facility to the extent of the payment of the Issuing Lender thereunder.

(b)	If the Issuing Lender makes payment under any Letter and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.7(a) shall apply to deem a Base Rate Loan to be outstanding to the Borrower under the RT Facility in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied. Each Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Base Rate Loan in accordance with its Pro Rata Share of the RT Facility. The obligation of each Lender to pay the Issuing Lender its Pro Rata Share of each such deemed Base Rate Loan under the RT Facility shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)	Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of the RT Facility of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.

(d)	Until each Lender funds its Loan under the RT Facility pursuant to this Section 9.7 to reimburse the Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of the Issuing Lender.

Credit Agreement - Orla

(e)	If any Lender fails to immediately make available to the Administrative Agent for the account of the Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 9.7, the Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Issuing Lender at a rate per annum equal to the Adjusted Term SOFR Rate for an Interest Period of one month plus the Applicable Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Issuing Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Pro Rata Share of the RT Facility of the relevant Loan. A certificate of the Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.7(e) shall be conclusive absent manifest error.

9.8	Letters Subject to an Order

(a)	Subject to Section 13.2, the Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order. Payment in respect of each such Letter shall be due forthwith upon demand.

(b)	Notwithstanding anything in this agreement to the contrary, the Issuing Lender shall not be under any obligation to issue any Letter if:

(i)	the issuance of such Letter would violate one or more policies of the Issuing Lender applicable to Letters generally;

(ii)	any order, judgment or decree of any Official Body shall by its terms enjoin or restrain the Issuing Lender from issuing such Letter, or any law applicable to the Issuing Lender shall prohibit the issuance of letters of credit generally or such Letter in particular;

(iii)	such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

9.9	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.10	Extension of RT Maturity Date

(a)	At any time not earlier than 60 days prior to the anniversary date of this agreement in each year, the Borrower may, by written request to the Administrative Agent (the “Extension Request”), request that this agreement be amended to extend the then current RT Maturity Date to a date up to one year later than the then current RT Maturity Date. A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders under the RT Facility in accordance with Section 14.18. Each such Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the “Extension Response Notice”), not later than 30 days after receipt of the Extension Request (the “Extension Response Period”), approve or decline the Extension Request. If any such Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request. If the Majority Lenders in respect of the RT Facility approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders under the RT Facility of such approval and confirm the new RT Maturity Date, which new RT Maturity Date shall become effective on and from the then current RT Maturity Date. If the Majority Lenders in respect of the RT Facility do not approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders under the RT Facility and the RT Maturity Date shall not be extended.

(b)	If the Majority Lenders in respect of the RT Facility but less than all of the Lenders under the RT Facility approve the Extension Request within the Extension Response Period (the “Approving Lenders”), the following shall apply:

(i)	On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender under the RT Facility identifying the Approving Lenders and Lender or Lenders under the RT Facility that have declined or are deemed to have declined the Extension Request (the “Declining Lenders”) and their respective Individual Commitments.

Credit Agreement - Orla

(ii)	Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents in respect of the RT Facility (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender under the RT Facility a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisition shall be completed on the then current RT Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c). If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents in respect of the RT Facility on the then current RT Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c). Any outstanding credit extended by the Declining Lenders to the Borrower which is not so acquired by Approving Lenders or Substitute Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the Borrower to the Declining Lender in full on the then current RT Maturity Date (without giving effect to the Extension Request).

Article 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit under the Finance Documents, the Borrower hereby represents and warrants to the Finance Parties as of the Closing Date, as of the date of each extension of credit hereunder, and as of the last day of each Fiscal Quarter, in each case, unless otherwise provided herein, as follows (provided that any representations and warranties which are made as of a specific date shall be as of such date) and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit under the Finance Documents:

(a)	Status and Power. Each Obligor is a corporation duly incorporated and organized and, where legally applicable, validly subsisting in good standing under the laws of its governing jurisdiction. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary, except where failure to be in such standing or so qualified, registered or licensed would not reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, and to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which it is a party.

Credit Agreement - Orla

(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)	Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, (i) do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any Material Agreement or any material lease, licence (including, without limitation, the Mining Licenses), permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject, except if, in relation to a Material Agreement, within ninety (90) days of the occurrence of the relevant event, such Material Agreement has been replaced by a Replacement Material Agreement and (ii) do not require the consent or approval of any Official Body or any other party, other than any necessary consent or approval which has been obtained and remains in full force and effect.

(d)	Financial Statements. The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The balance sheet of the aforesaid financial statement presents in all material respects a fair statement of the consolidated financial condition and assets and liability of the Borrower as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly present in all material respects the results of the consolidated operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of the Borrower, the Borrower does not have, as of the date of such balance sheet, any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature required to be reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles. The last day of the Borrower’s Fiscal Year is December 31 of each year.

(e)	Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or, to the Knowledge of the Borrower, threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Obligor has good and marketable title to its material property, assets and undertaking, free from any Lien other than the Permitted Liens.

Credit Agreement - Orla

(g)	Conduct of Business. No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which would reasonably be expected to have a Material Adverse Effect (except in the case of Anti-Corruption Laws which shall not be so qualified by a Material Adverse Effect). Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where and as they are currently being operated except (a) where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents would not reasonably be expected to have a Material Adverse Effect and (b) licenses, certificates of approval, approvals, registrations, permits and consents associated with the Camino Rojo Layback Agreements.

(h)	Outstanding Defaults. No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of (x) any Material Agreement, undertaking or instrument to which any Obligor is a party or to which its respective property or assets may be subject, and which would reasonably be expected to have a Material Adverse Effect or (y) any Mining Licenses other than any immaterial default which does not afford the grantor of any such Mining License the right to revoke such Mining License or impose materially more restrictive conditions thereon or as otherwise disclosed in the Perfection Certificates.

(i)	Solvency Proceedings. No Obligor has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)	been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

Credit Agreement - Orla

(j)	Tax Returns and Taxes. Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)	Expropriation or Condemnation. There is no present or threatened (in writing) expropriation or condemnation of (i) any material property or assets of the Camino Rojo Project or (ii) any other property or assets of any Obligor which expropriation or condemnation would reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Compliance.

(i)	All facilities and property (including underlying groundwater) now or previously owned, leased, used or operated by each Company are, or were at the time such facilities or property were owned, leased, used or operated by the relevant Company, owned or leased in compliance with all Environmental and Social Laws except where any non-compliance would not reasonably be expected to have a Material Adverse Effect;

(ii)	Except as disclosed in Schedule N, there are no pending or threatened (in writing) claims, complaints, notices or requests for information received by any Company from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation would reasonably be expected to have a Material Adverse Effect;

(iii)	There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now owned, operated, used or leased by any Company or previously owned, operated, used or leased by any Company (during the time that such property was owned, operated, used or leased by such Company) in violation of Environmental and Social Laws except for Releases of any Hazardous Materials or release which would not reasonably be expected to have a Material Adverse Effect;

(iv)	Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-issuance or non-compliance would not reasonably be expected to have a Material Adverse Effect; and

(v)	No conditions exist at, on or under any property now owned, operated, used or leased by any Obligor or previously owned, operated, used or leased by any Obligor (during the time that such property was owned, operated, used or leased by such Obligor) which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental and Social Law except for the existence of any such conditions which would not reasonably be expected to have a Material Adverse Effect.

(m)	[Intentionally deleted]

(n)	Partnerships. No Obligor (other than the Borrower), is, directly or indirectly, and the Borrower is not directly, a member of, or a partner or participant in, any partnership, joint venture or syndicate.

Credit Agreement - Orla

(o)	Corporate Structure. As at the date hereof, and hereafter, except as such information may change as a result of a transaction not prohibited hereby and reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Companies and evidences (i) intercorporate share ownership and (ii) mine ownership.

(p)	Employee Benefit Plans and Pension Plans. Each Employee Benefit Plan has been established, funded, operated and administered in compliance in with all Applicable Laws and the respective requirements of the governing documents for such plan, except for such instances of non-compliance as would not reasonably be expected to result in a Material Adverse Effect. No Obligor has established, maintained, contributed to or been required to contribute to any Pension Plan. No Employee Benefit Plan provides benefits, with respect to employees or former employees of the Obligors and their Affiliates beyond retirement or other termination of service, other than coverage required by Applicable Law. The post-retirement benefit obligation of the Obligors under the Employee Benefit Plans would not reasonably be expected to have a Material Adverse Effect.

(q)	Mining Licenses. The Mining Licenses (other than Mining Licenses associated with the Camino Rojo Layback Agreements) have been validly granted and recorded in the name of, and are owned by the applicable Obligor and are in full force and effect, except as provided in the Perfection Certificates. The Administrative Agent for the benefit of the Finance Parties pursuant to the Security Documents has or will have a Lien on the Camino Rojo Project Mining Licenses (other than Mining Licenses associated with the Camino Rojo Layback Agreements) upon the execution, delivery and, where required, registration of the Security Documents to which Camino Rojo is a party. The Mining Licenses grant the holders thereof the exclusive right to extract minerals from the areas covered by the Mining Licenses in accordance with the respective terms and conditions thereof and applicable thereto. Except as disclosed in the Perfection Certificates, as such disclosure may be updated from time to time to the extent required pursuant to Section 11.1(b), and except for the Mining Licenses associated with the Camino Rojo Layback Agreements: (i) no Person has any material right, title or interest in or to the Mining Licenses other than Permitted Liens; and (ii) except for Permitted Liens, all fees, including maintenance fees, and other payments due to any Official Body in respect of the Mining Licenses have been paid in full on a timely basis, except as would not materially interfere with the use made by the applicable Obligor of the Mining Licenses.

(r)	Authorizations for the Mining Operations. All material authorizations (including those required under Environmental and Social Laws), mining rights, water rights, easements, surface rights, rights of way and other property rights and other rights necessary for the Mining Operations as of the relevant date this representation is made and necessary for maintaining and preserving the rights of the relevant Obligors therein are in full force and effect and are sufficient to permit the Mining Operations in effect as at such relevant date, in each case, in all material respects as contemplated by the Mine Plan (in the case of Mining Operations relating to the Camino Rojo Project) or other applicable mine plan (in the case of other Mining Operations), in each case other than those which (i) are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary (those that are in existence as at the date hereof with respect to presently planned future operations are listed in the relevant Perfection Certificates), (ii) are associated with the Camino Rojo Layback Agreements or (iii) the failure to have or to obtain in due course would not reasonably be expected to result in a Material Adverse Effect. No Obligor has taken any action or omitted to take any action, and to, the Knowledge of the Borrower, no other Person has taken any action or omitted to take any action, which could result in the forfeiture, loss, adverse change, non-renewal or non-issuance of any such authorization, mining right, water right, easement, surface right, right-of-way, property right or other right which has or would reasonably be expected to have a Material Adverse Effect.

(s)	Perfection Certificates. Other than as may be updated from time to time pursuant to Section 11.1(b), all information in each Perfection Certificate is hereby certified to be true and correct in all material respects as required to ensure that all material Secured Assets of any Obligor are subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents.

Credit Agreement - Orla

(t)	Assets Insured. The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which (i) would prevent the recovery by any Obligor insured thereunder of the full amount of any material insured loss and (ii) would reasonably be expected to have a Material Adverse Effect.

(u)	Intellectual Property. Each Obligor owns or licenses or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not reasonably be expected to have a Material Adverse Effect or in respect of which consent has been received). No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor could reasonably be expected to have a Material Adverse Effect. No present or former employee of any Obligor and no other Person owns or claims in writing to own or has or claims in writing to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that would reasonably be expected to have a Material Adverse Effect.

(v)	Capital of Obligors. The authorized and issued capital of each Obligor (other than the Borrower) and the owner of record of all such issued capital, is as set forth in the Perfection Certificate of such Obligor and all of the issued Shares have been issued by each Obligor and are outstanding as fully paid and, where applicable, non-assessable. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Obligor (other than the Borrower) or the issuance of any debt or securities convertible into Shares of any Obligor (other than the Borrower), there are no outstanding debt or securities convertible into Shares of any Obligor (other than the Borrower) and there are no Shares of any Obligor (other than the Borrower) allotted for issuance, in each case, other than those that may be outstanding to an Obligor. There is no unanimous shareholder agreement with respect to any Obligor.

(w)	Liens. The Liens granted to the Administrative Agent pursuant to the Security Documents are fully perfected first priority Liens (except in the case of any Security Document the perfection of which is subject to the delivery of the Post-Closing Deliverables set out in Section 11.1(v) or post-closing deliverables set out in such Security Document and, in ease case, only for the period of time as set out therein) in and to the Secured Assets of the relevant Obligor in accordance with the Security Documents, subject only to Permitted Liens which by their nature rank in priority to the Security and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of each such Obligor free and clear of all Liens except Permitted Liens.

(x)	Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than the consents and approvals referred to in the last sentence of Section 10.1(c) and filings contemplated under the Security Documents, and (iii) to implement the transactions contemplated hereby.

(y)	No Material Adverse Change. Since the date of the most recent audited financial statements of the Borrower furnished to the Administrative Agent pursuant to or in connection with any Finance Document, there has been no Material Adverse Change.

(z)	Anti-bribery Activities. No part of the proceeds of any Accommodation will be used by the Borrower or any of its Subsidiaries, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada, the United Kingdom or the United States (including, for certainty, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder).

Credit Agreement - Orla

(aa)	Sanctions Laws. None of the transactions contemplated by the Finance Documents violates Sanctions. Furthermore, neither the Borrower nor any of its Subsidiaries (including, in the case of the Borrower and its Subsidiaries, their respective directors, officers, employees and agents) is a Sanctioned Person and neither the Borrower nor any of its Subsidiaries (including, in the case of the Borrower and its Subsidiaries, their respective directors, officers, employees and agents) engages in any dealings or transactions with a Sanctioned Person.

(bb)	Anti-Money Laundering Legislation. The Borrower and its Subsidiaries have adopted and maintain adequate procedures and controls to ensure that it is in compliance with Anti-Money Laundering and Terrorism Legislation.

(cc)	Collective Bargaining Agreements. Each Obligor is in compliance with the terms and conditions of all collective bargaining agreements except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(dd)	Location of Assets. No Obligor carries on business, has an office or owns any properties or assets located, outside of the Permitted Jurisdictions.

(ee)	Royalty and Stream Agreements. There are no royalties, net smelter return obligations, streaming or prepaid delivery arrangements, production-based Taxes or similar levies on mineral production payable with respect to any mine owned by an Obligor except the Royalties.

(ff)	Indigenous Claims. Each Obligor is complying in all material respects with all Applicable Laws in respect of indigenous rights, indigenous title and treaty rights of each relevant Indigenous Group where such Obligor carries on business or has properties or assets. No Obligor is aware of any outstanding or threatened (in writing) Indigenous Claims which, if determined in a manner adverse to the relevant Obligor, would reasonably be expected to result in a Material Adverse Effect. Other than as disclosed in writing to the Administrative Agent, there are no impact and benefits agreements, memorandums of understanding, compensation or partnership agreements or any other agreements of the same nature with any Indigenous Groups materially affecting the Camino Rojo Project or the Cerro Quema Project.

(gg)	No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2	Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

Article 11
COVENANTS

11.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties all amounts payable by each Obligor under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

Credit Agreement - Orla

(b)	Financial Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports:

(i)	as soon as available but in any event no later than 90 days after the end of each Fiscal Year, (A) copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements, (B) management prepared consolidated financial statements of the Borrower for such Fiscal Year prepared on a Modified Consolidated Basis in such form and general detail as the Borrower and the Administrative Agent may reasonably agree (provided that such form shall not include notes thereto), (C) a chart setting out the corporate structure of the Companies, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) mine ownership, to the extent such information has changed in the applicable period and (D) a list of all Risk Management Agreements to which the Borrower or any Company is a party and the marked-to-market value of all transactions under such Risk Management Agreements as at the last day of most recently concluded Fiscal Quarter;

(ii)	as soon as available but (A) in any event no later than 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited consolidated financial statements of the Borrower, (B) in any event no later than 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, management prepared consolidated financial statements of the Borrower for such Fiscal Quarter prepared on a Modified Consolidated Basis in such form and general detail as the Borrower and the Administrative may reasonably agree (provided that such form shall not include notes thereto) and (C) a list of all Risk Management Agreements to which the Borrower or any Company is a party and the marked-to-market value of all transactions under such Risk Management Agreements as at the last day of most recently concluded Fiscal Quarter;

(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower and written notification of any material change in the information certified in the Perfection Certificates. For the purposes of this Section 11.1(b)(iii), a change shall be deemed to be “material” if the non-notification of same to the Administrative Agent would result in any material part of the Secured Assets of any Obligor not being subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents;

(iv)	as soon as available but in any event no later than 90 days after the end of each Fiscal Year, (i) a Mine Plan (in a substantially similar format to the Mine Plan delivered to the Administrative Agent prior to the Closing Date, and otherwise in a format agreed between the Borrower and the Administrative Agent, acting reasonably) and (ii) the Borrower’s updated financial model based on the Life of Mine;

(v)	the consolidated annual operating budget of the Borrower for each Fiscal Year and copies of all construction, development and/or capital expenditure programs, in each case within 30 calendar days of final approval by the Borrower’s board of directors;

(vi)	as soon as available but in any event by no later than 15 Banking Days after the end of each calendar month, a Monthly Report with respect to the most recently concluded calendar month; and

(vii)	such other statements, reports, documents and information as the Majority Lenders may reasonably request from time to time, including, without limitation, any information or documentation reasonably requested by a Lender from time to time based on applicable “know your customer” and Applicable Laws pertaining to Anti-Corruption Laws and Anti-Money Laundering Laws.

Credit Agreement - Orla

Information required to be delivered with respect to the Borrower pursuant to Sections 11.1(b)(i) and 11.1(b)(ii) shall be deemed to have been delivered on the date on which such information has been posted at www.sedar.com or at another website identified by the Borrower by notice to the Administrative Agent and accessible by the Lenders without charge.

(c)	Use of Proceeds. The Borrower shall apply all of the proceeds of (i) the NRT Facility for general corporate purposes, including the repayment of existing debt and (ii) the RT Facility for general corporate purposes, including the repayment of existing debt, and working capital purposes, including capital expenditures, Permitted Acquisitions which cannot be characterized as hostile or unsolicited in nature and Permitted Investments and the issuance of Letters. The Borrower shall not, directly or indirectly, use the proceeds of the Credit Facilities, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of (i) funding or facilitating any business of or with a Sanctioned Person or in any Restricted Country, nor in any other manner, in each case as will result in a violation of Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as Lender or otherwise) or (ii) financing an Acquisition which may be characterized as hostile or unsolicited. The Borrower shall not drawdown credit under either Credit Facility for the purpose of paying, directly or indirectly, any principal amount of Indebtedness owing in respect of the Cerro Quema Project Financing or the Cerro Quema Project Guarantee. The Borrower shall not drawdown credit under the RT Facility solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business.

(d)	Insurance. The Borrower shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms as are reasonable in connection with the risks being insured. In each such policy with respect to the Obligors (other than Cerro Quema), the Borrower shall cause the Administrative Agent to be named as secured party or mortgagee and lender’s loss payee in respect of property insurance and as additional insured in respect of liability insurance in a manner acceptable to the Administrative Agent, acting reasonably. Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days’ prior written notice to the Administrative Agent in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of any premises for purposes more hazardous than are permitted by such policy. All premiums for such insurance shall be paid by the relevant Obligor when due, and certificates of insurance and, if reasonably requested, photocopies of the policies shall be delivered to the Administrative Agent. The Borrower shall promptly notify the Lenders of any loss, damage, or destruction to the relevant Secured Assets, whether or not covered by insurance, in excess of $10,000,000. In the absence of any Default or Event of Default and except as otherwise provided in this Section 11.1(d), the Borrower shall have the right to determine, whether and to what extent such insurance proceeds shall be used for repair or replacement, or prepayment of the Secured Obligations in accordance with Section 9.5(a). If any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair, replacement or such other purpose as the Majority Lender may see fit including, without limitation, the permanent repayment of the NRT Facility in inverse order of maturity until repaid in full and thereafter to the repayment of the RT Facility. If neither an Event of Default nor a Default exists, the relevant Obligor may negotiate a settlement regarding such proceeds, with the insurance company and the Administrative Agent shall forward such proceeds to the relevant Obligor, subject to Section 9.5(a). If, however, an Event of Default or a Default exists, the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent, acting reasonably. For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.23 of the Credit Agreement.

(e)	Access to Senior Financial Officers and Technical Officers. Upon the reasonable request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial and technical officers to answer questions concerning such Obligor’s business and affairs.

(f)	Reimbursement of Expenses. The Borrower shall (i) reimburse the Administrative Agent, within 30 days from written demand therefor (together with backup documentation supporting such reimbursement request), for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of (I) one primary counsel and one local or special counsel in each relevant jurisdiction to the Administrative Agent, and (II) any insurance, environmental or other consultants (which fees shall include, for certainty, the reasonable and documented out-of-pocket costs for environmental and insurance audits and studies which studies, unless an Event of Default has occurred and is continuing, shall be conducted in consultation with the Borrower)) in each case, reasonably required by the Administrative Agent in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Finance Documents or the amendment, modification, interpretation, enforcement or waiver hereof or thereof, and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse the Administrative Agent and the Lenders, within 30 days from written demand therefor (together with backup documentation supporting such reimbursement request), for all reasonable and documented out-of-pocket expenses in connection with any visit in accordance with Section 11.1(h) and one site visit (collectively for the Administrative Agent and the Lenders) to the Camino Rojo Project prior to the Closing Date, and (iii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable and documented out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

Credit Agreement - Orla

(g)	Notice of Expropriation or Condemnation, Litigation and Default/Event of Default. The Borrower shall promptly notify the Administrative Agent in writing of:

(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto;

(ii)	any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of an Obligor) commenced or, to the Knowledge of the Borrower, threatened in writing against or affecting an Obligor before any Official Body which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect;

(iii)	any material developments in respect of any litigation disclosed to the Administrative Agent pursuant to paragraph (ii), above;

(iv)	upon the occurrence of either a Default or an Event of Default, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto; and

(v)	any non-compliance by a Company with the Environmental and Social Laws which would reasonably be expected to result in a Material Adverse Effect.

(h)	Inspection of Assets and Operations. The Borrower shall, and shall cause each other Obligor to, permit representatives of the Administrative Agent and the Lenders from time to time, subject to compliance with applicable health and safety protocols, to inspect the assets, property or undertaking (including, for certainty, any particular mine to which the Security applies) of any Obligor and for that purpose to enter on any property to which the Security applies which is owned and controlled by any Obligor and where any of the assets, property or undertaking of any Obligor to which the Security applies may be situated during reasonable business hours and, unless an Event of Default has occurred and is continuing, such inspections (i) shall be limited to one such inspection per Fiscal Year (collectively for the Administrative Agent and the Lenders) and (ii) shall be upon reasonable prior written notice. All such inspections while an Event Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year (collectively for the Administrative Agent and the Lenders) shall be at the cost of the Borrower.

(i)	Corporate Existence. Except as contemplated by any Permitted Reorganization, the Borrower shall, and shall cause each other Obligor to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary except, in each case, where failure to do so would reasonably be expected to result in a Material Adverse Effect.

(j)	Conduct of Business. The Borrower shall, and shall cause each other Obligor to, conduct its business in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except where such non-compliance, non-observance or non-performance would reasonably be expected to have a Material Adverse Effect (save and except for Anti-Corruption Laws and Sanctions which shall not be so qualified by a Material Adverse Effect). The Borrower shall, and shall cause each other Company to, conduct its business in such a manner so as to comply with all Environmental and Social Laws except where any non-compliance would not reasonably be expected to result in a Material Adverse Effect. The Borrower shall, and shall cause each other Obligor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where the failure to do so would reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Obligor to, obtain and maintain all material licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where and as currently being operated except (a) where failure to so obtain such licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect and (b) licenses, permits, government approvals, franchises, authorizations and other rights associated with the Camino Rojo Layback Agreements.

Credit Agreement - Orla

(k)	Taxes. The Borrower shall pay, and shall cause each other Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(l)	Environmental Matters. The Borrower shall, and shall cause each other Company to, promptly notify the Administrative Agent and provide copies upon receipt (and in any event no later than 30 days following such receipt) of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental and Social Laws and, save for any good faith contesting of any such claims, complaints, notices or inquires, shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental and Social Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(l).

(m)	Leverage Ratio. The Borrower shall at all times maintain the Leverage Ratio at less than or equal to 3.00 to 1 and shall calculate the Leverage Ratio as at the last day of each Fiscal Quarter.

(n)	Tangible Net Worth. The Borrower shall at all times maintain its Tangible Net Worth to be greater than or equal to $ 151,621,500 and shall calculate its Tangible Net Worth as at the last day of each Fiscal Quarter.

(o)	Interest Service Coverage Ratio. The Borrower shall at all times maintain the Interest Service Coverage Ratio at greater than or equal to 4.00 to 1 and shall calculate the Interest Service Coverage Ratio as at the last day of each Fiscal Quarter.

(p)	Minimum Liquidity. The Borrower shall at all times maintain Liquidity in an amount greater than or equal to $15,000,000 and shall calculate Liquidity as at the last day of each Fiscal Quarter.

(q)	Books and Records. The Borrower shall, and shall cause each other Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice; provided that unless and Event of Default has occurred and is continuing, such inspection rights with respect to the Obligors shall be limited to once per Fiscal Year. All such inspections while an Event Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrower.

(r)	Change of Name or Jurisdiction of Formation. If any Obligor changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Section 7(1.1) of the PPSA or adopts a French form of its legal name, the Borrower shall promptly notify the Lenders in writing of the details of such change or adoption and shall do all things necessary or advisable, in the reasonable opinion of the Administrative Agent and its counsel, to ensure that the rights of the Finance Parties under the Finance Documents are maintained notwithstanding any such change of name or domicile.

Credit Agreement - Orla

(s)	Guarantors. No more than 60 days after the incorporation of a Material Subsidiary or the Borrower directly or indirectly acquiring a Material Subsidiary or the Borrower designating a Subsidiary as a Material Subsidiary:

(i)	the Borrower shall cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(ii)	the Borrower shall, and shall cause such Subsidiary to, duly execute and deliver to the Administrative Agent one or more Security Documents in order to charge all of such Subsidiary’s Secured Assets as security for its Secured Obligations and to charge all of such Subsidiary’s Shares as security for the Secured Obligations of the owner of such Shares;

(iii)	the Borrower shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)	a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

(B)	a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated or formed, if applicable;

(C)	a duly certified copy of the resolution of the board of directors or shareholders of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors or shareholders (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign each Credit Document to which such Subsidiary is a signatory;

(E)	a Perfection Certificate signed by an officer of such Subsidiary;

(F)	share certificates representing all of the issued and outstanding Shares of such Subsidiary (to the extent such shares are certificated), in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law;

(G)	an opinion of such Subsidiary’s counsel addressed to the Finance Parties, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the applicable Credit Documents in, inter alia, the jurisdiction of incorporation of such Subsidiary and such other matters as the Administrative Agent may reasonably request; and

Credit Agreement - Orla

(H)	requisite information to identify each such Subsidiary under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification to their satisfaction;

(iv)	the Borrower shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

(v)	the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(vi)	except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are required to make effective the Security and the intended first-ranking priority of such Security (subject to Permitted Liens) following the registration and recordation of such documents and instruments.

For greater certainty, notwithstanding the aforementioned 60 day period which the Borrower has to cause such Material Subsidiary to, among other things, execute and deliver a Guarantee, such Material Subsidiary shall, for all purposes of this agreement, be a Guarantor hereunder on the date it became a Subsidiary. Notwithstanding anything to the contrary in this Section 11.1(s), in the event that the Borrower is working in good faith with the Administrative Agent to comply with this Section 11.1(s) but is unable to deliver the documentation required thereby within the required time period, the Administrative Agent, in its sole discretion, acting reasonably, may extend the time period afforded by one or more additional 30 day periods.

Credit Agreement - Orla

(t)	Maintenance of Assets and Mining Licenses. The Borrower shall, and shall cause each other Obligor to, maintain in good repair, working order and condition (reasonable wear, tear and obsolescence excepted) all of its assets, including, without limitation, the assets relating to or used in connection with any particular mine (whether owned or held under lease) all in accordance with generally accepted international engineering and operating practices and international mining standards, and from time to time make or cause to be made all needed and appropriate repairs, renewals, replacements, additions and improvements thereto consistent with generally accepted international engineering and operating practices and international mining standards, save and except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Borrower shall cause Camino Rojo to obtain and maintain in good standing all Mining Licenses (other than Mining Licenses associated with the Camino Rojo Layback Agreements) necessary or desirable for the construction, exploration, extraction and refining activities contemplated for the Camino Rojo Project in the most recent Mine Plan delivered to the Administrative Agent.

(u)	Capital. The Borrower shall not suffer or permit any Guarantor to, issue Shares unless the Shares are issued to another Obligor and are pledged to the Administrative Agent pursuant to a Security Document.

(v)	Post-Closing Deliverables. The Borrower shall deliver, or cause to be delivered, to the Administrative Agent or its counsel each of the following items (collectively, the “Post-Closing Deliverables”) on or prior to the dates set out below, all of such Post-Closing Deliverables to be in form and substance satisfactory to the Administrative Agent:

(i)	insurance certificates and endorsements as required pursuant to Section 11.1(c) within 15 days following the Closing Date; and

(ii)	cause registration of the Cerro Quema Registration within 15 days following the Closing Date;

(iii)	by no later than April 29, 2022, the share certificate representing 100% of the issued and outstanding equity in Cerro Quema as described in the Borrower’s Perfection Certificate and the share certificate representing 2% of the issued and outstanding equity in Camino Rojo as described in Orla Mining (Canada) Ltd.’s Perfection Certificate, in each case endorsed in blank or appended to a duly executed transfer power of attorney by the relevant owner of the relevant share certificate;

(iv)	by no later than May 28, 2022, discharge statements in respect of PPSA registration numbers 151276L, 166011M and 288028K in favour Bank of Montreal, as secured party; and

(v)	by no later than July 1, 2022, evidence that the securities account maintained with Mackie Research Capital Corporation, as disclosed in the Borrower’s Perfection Certificate, has been closed.

(w)	Violations of Anti-Money Laundering and Terrorism Legislation. If it obtains actual knowledge that (i) any holder of a direct or indirect equity or financial interest in it or (ii) any Company is the subject of any enforcement action or restriction under Anti-Corruption Laws, Anti-Money Laundering and Terrorism Legislation and/or Sanctions, the Borrower shall promptly notify the Administrative Agent in writing thereof. Upon the request of the Administrative Agent, the Borrower shall promptly provide any information in its possession the Administrative Agent believes is reasonably necessary to be delivered to comply with Anti-Corruption Laws, Anti-Money Laundering and Terrorism Legislation, Sanctions and/or Applicable Laws pertaining to “know your customer” standards.

Credit Agreement - Orla

(x)	Intercompany Indebtedness. The Borrower shall cause all Indebtedness owing by any Obligor to any Subsidiary of the Borrower which is not an Obligor to be subordinated and postponed, pursuant to a Postponement and Subordination Agreement, to the Secured Obligations of such Obligor for so long as an Event of Default has occurred and is continuing. The Borrower shall cause any Subsidiary of the Borrower which is not an Obligor, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent a Postponement and Subordination Agreement or an instrument of adhesion thereto.

11.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Liens. The Borrower shall not, and shall not permit or suffer any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)	Corporate Existence. The Borrower shall not, and shall not permit or suffer any other Obligor to, take part in any Corporate Reorganization or Capital Reorganization other than pursuant to a Permitted Reorganization.

(c)	Disposition of Assets. The Borrower shall not, and shall not suffer or permit the other Obligors to, Dispose of any of their respective assets other than Dispositions of:

(i)	inventory, product or produced or unprocessed minerals, metals or other mineral or extracted materials in the ordinary course of business;

(ii)	worn out, damaged, unserviceable, redundant, uneconomical or obsolete equipment;

(iii)	property and assets of an Obligor to another Obligor, provided that if the disposing Obligor has granted a Lien in favour of the Administrative Agent over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Administrative Agent by the acquiring Obligor substantially concurrently with such Obligor’s acquisition of such asset or property, in each case, on terms and conditions satisfactory to the Administrative Agent, acting reasonably;

Credit Agreement - Orla

(iv)	any Shares issued by Monitor, Cerro Quema, and Cerro Quema Affiliates and/or any of their respective assets or property;

(v)	other assets, the Net Disposition Proceeds of which in any Fiscal Year do not exceed $10,000,000;

each a “Permitted Disposition”,

and, in the case of clause (v), provided that such a Disposition will be deemed not to be a Permitted Disposition if a Default or Event of Default has occurred and is continuing at the time of such Disposition or would arise immediately after such Disposition as a result thereof. For the avoidance of doubt, a Restricted Forward Sale Transaction shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.

(d)	Risk Management Agreements. The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any Risk Management Agreement other than a Permitted Risk Management Agreement.

(e)	Amendments. The Borrower shall not,

(i)	nor shall the Borrower suffer or permit any other Obligor to, amend their articles of incorporation (other than in connection with a Permitted Reorganization);

(ii)	except as may be required by law or upon direction of any Official Body, suffer or permit any Obligor to amend any Mining License if such amendment would result in such Mining License being more restrictive on the relevant Obligor in a manner and to an extent that would materially adversely impact the then-current Mine Plan;

(iii)	amend any other Material Agreement if such amendment would reasonably be expected to have a Material Adverse Effect, except if, within ninety (90) days of such amendment, such Material Agreement has been replaced by a Replacement Material Agreement; and

(iv)	amend or modify the Royalties in any manner that increases or accelerates its liabilities thereunder nor grant any Lien or other security interest in connection with any Royalties other than (x) as required by Applicable Law and (y) Liens or security interests (A) in existence as of the Closing Date, (B) in connection with royalties for which an Obligor becomes liable after the Closing Date by virtue of a Permitted Acquisition (but not, for the avoidance of doubt, in contemplation of or as consideration for any Permitted Acquisition) and (C) in connection with royalties which otherwise are owed to an Official Body pursuant to Applicable Law.

Credit Agreement - Orla

(f)	Distributions. The Borrower shall not declare or pay any cash Distributions except for Permitted Distributions.

(g)	Indebtedness. The Borrower shall not, and shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(h)	Investments. The Borrower shall not, and shall not permit any other Obligor to, make any Investments other than Permitted Investments.

(i)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions.

(j)	Transactions with Affiliates. The Borrower shall not, and shall not permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates (other than another Obligor), other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Obligor than could be obtained on an arm’s length basis from unrelated third parties.

(k)	Business Activities. The Borrower shall not and shall not permit any other Obligor to, engage in any business activity other than the development, operation, exploration and acquisition of mineral properties and any activity incidental thereto.

(l)	Streaming, Metal Prepay and Royalty Arrangements. Save and except for the Royalties, the Borrower shall not, and shall not suffer or permit any other Obligor to be a party to any streaming, prepaid metal sales financing arrangements with respect to metals not yet produced or to any royalty arrangement other than a pre-existing royalty agreement and/or streaming agreement for which an Obligor becomes liable after the Closing Date by virtue of a Permitted Acquisition (but not, for the avoidance of doubt, as consideration for such Permitted Acquisition).

(m)	Securities Accounts. The Borrower shall not suffer or permit its securities accounts with Haywood Securities Inc., as disclosed in the Borrower’s Perfection Certificate, to contain assets in excess of an aggregate $50,000 unless the Administrative Agent has established “control” (as defined in the Securities Transfer Act, 2006 (Ontario)) over such securities accounts. The Borrower shall not engage in any trading activities in its securities account maintained with Mackie Research Capital Corporation, as disclosed in the Borrower’s Perfection Certificate, save and except as required to transfer securities in such account to the account(s) noted in the immediately preceding sentence.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed after demand for performance has been made and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

Credit Agreement - Orla

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit; and

(c)	the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on the date such credit is extended (including, after giving effect to such extension of credit) as if such representations and warranties were made on such date (other than representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such specified date).

12.2	Conditions Precedent to the Closing Date.

This agreement shall become effective upon the prior or concurrent fulfillment or waiver of the following conditions precedent:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled or waived;

(b)	the Borrower shall have publicly declared commercial production at the Camino Rojo Project;

(c)	Completion shall have occurred;

(d)	subject to Section 11.1(v), each Company shall have duly executed and delivered to the Administrative Agent each of the Credit Documents to which it is a party, including the Credit Documents referenced in Schedule I hereto in form and substance satisfactory to the Administrative Agent;

Credit Agreement - Orla

(e)	all outstanding Indebtedness of the Obligors which is not Permitted Indebtedness shall have been permanently repaid and cancelled (or the Obligors shall have made arrangements for the repayment and cancellation thereof satisfactory to the Administrative Agent, acting reasonably) and all guarantees and security agreements executed and delivered under or in connection therewith shall have been released and discharged (or the Obligors shall have made arrangements for the release and discharge thereof satisfactory to the Administrative Agent, acting reasonably), satisfactory arrangements for the discharge of all attendant security registrations shall have been made and all collateral security in connection therewith shall have been returned to the Borrower (or the Obligors shall have made arrangements for the return of such collateral security satisfactory to the Administrative Agent, acting reasonably).

(f)	the Administrative Agent has received:

(i)	a duly certified copy of the articles of incorporation, articles of amalgamation, articles of association or similar documents and by-laws of each Obligor;

(ii)	a certificate of status or good standing for each Obligor (where available) issued by the appropriate governmental body or agency of the jurisdiction in which each Obligor is incorporated or otherwise formed;

(iii)	a duly certified copy of the resolution of the board of directors or managers of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Obligor is a signatory and a duly certified copy of the resolution of the board of directors or managers or shareholders (if required under the constating documents or by-laws of such Obligor) of such Obligor (other than the Borrower) authorizing the pledge of all of its issued and outstanding Shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(iv)	a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory;

(v)	a certificate of a senior officer of each of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this agreement becoming effective;

(vi)	a compliance certificate in the form of Schedule B hereto signed by a senior financial officer of the Borrower evidencing compliance (on a pro forma basis based on the financial statements from the most recently completed Fiscal Quarter) with financial covenants set forth in Sections 11.1(m), (n), (o) and (p);

Credit Agreement - Orla

(vii)	the Mine Plan;

(viii)	certificates representing all of the issued and outstanding Shares of the Guarantors (to the extent such shares are certificated), duly endorsed in blank or accompanied by an executed stock transfer power of attorney;

(ix)	a Perfection Certificate for each Obligor signed by an officer of such Obligor;

(x)	[intentionally deleted]

(xi)	[intentionally deleted]

(xii)	an opinion of counsel to each Obligor addressed to the Finance Parties relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the legality, validity, binding nature and enforceability of the Credit Documents to which such Obligor is a party, in the jurisdiction where the Secured Assets are located and/or the jurisdiction of incorporation or formation of such Obligor, creation and perfection of security and such other matters as the Administrative Agent may reasonably request;

(xiii)	[intentionally deleted]

(xiv)	[intentionally deleted]

(xv)	requisite information to identify the Obligors under the applicable “know your client” legislation, Anti-Corruption Laws and Anti-Money Laundering Legislation, delivered sufficiently in advance for each Lender to complete such identification;

(g)	nothing shall have occurred (nor shall the Administrative Agent or by any Lender become aware of any facts not previously known), which the Lenders shall determine is reasonably expected to have a Material Adverse Effect on the business, property, assets, liabilities, conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, from that set forth in financial statements for the period ending December 31, 2021;

(h)	there shall exist no pending or, to the Knowledge of the Borrower, threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facilities or any part thereof or (y) would reasonably be expected to have a Material Adverse Effect;

(i)	the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

Credit Agreement - Orla

(j)	subject to Section 11.1(v) of this agreement and otherwise except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, directions, acknowledgements, undertakings and non-disturbance agreements contemplated herein, negotiable documents of title, ownership certificates and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority (subject to Permitted Liens) of such Security;

(k)	the Lenders shall have completed their legal, corporate, financial, technical, insurance and social and environmental due diligence review relating to the Mine Plan, the Mining Operations at the Camino Rojo Project and the Obligors and be satisfied that there are no Liens (other than Permitted Liens);

(l)	the Lenders shall be satisfied that all Mining Licenses (other than Mining Licenses associated with the Camino Rojo Layback Agreements) necessary for the current operations of the Camino Rojo Project as contemplated by the Mine Plan have been obtained by Camino Rojo;

(m)	the Borrower shall have paid to the Administrative Agent (on its own behalf and on behalf of each other Lender), or the Borrower shall have made arrangements satisfactory to the Lenders for payment of, all fees and expenses required to be paid before the effectiveness of this Agreement and under the Fee Letters; and

(n)	the Borrower shall have paid, or the Borrower shall have made arrangements satisfactory to the Administrative Agent for the payment of, all reasonable invoiced fees of the Administrative Agent’s professional advisors as required pursuant to Section 11.1(f).

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, provided that any terms and conditions of Section 12.1 may be waived by the Lenders in respect of any extension of credit without prejudicing their right to assert them in whole or in part in respect of any other extension of credit.

Credit Agreement - Orla

Article 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Sections 9.1, 9.2 or 9.5;

(b)	the failure of the Borrower to pay any amount due under the Finance Documents (other than amounts due pursuant to Section 9.1, 9.2 or 9.5) within two Banking Days after the payment is due;

(c)	other than Permitted Reorganizations, the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of any Obligor or for the suspension of operations of any Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stated within 30 days after commencement);

(d)	if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt, concurso mercantil or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, concurso mercantil, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect applicable to such Obligor (provided that, if such proceedings are commenced by any Person other than a Obligor or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)	if any representation or warranty made by any Obligor in this agreement or in any other Credit Document proves to have been incorrect in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) when made or furnished which, if capable of being cured, has not been remedied within thirty (30) days after written notice to do so has been given by the Administrative Agent to the Borrower;

(f)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $10,000,000 or its Exchange Equivalent, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 75 days after its entry, commencement or levy;

Credit Agreement - Orla

(g)	any breach of any of Sections 11.1(m), (n), (o) or (p), Section 11.1(v)(iii) or Section 11.2;

(h)	the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders, as applicable, is a party and such breach or failure continues for thirty (30) days after the earlier of (x) the Borrower becoming aware of such breach or failure or (y) the Administrative Agent giving the Borrower notice of such breach or failure;

(i)	if one or more encumbrancers, lienors or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $10,000,000 or its Exchange Equivalent;

(j)	if an event of default under any one or more agreements, indentures or instruments, under which any Obligor has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent or under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent which is guaranteed by any Obligor, shall happen (with all applicable grace periods having expired) and be continuing if its effect is to accelerate or permit the acceleration of the Indebtedness (other than a change of control with respect to Permitted Acquisition Indebtedness as a result of the underlying Permitted Acquisition), or if any Indebtedness of or guaranteed by any Obligor in an amount of at least $10,000,000 or its Exchange Equivalent which is payable on demand is not paid on demand or within any applicable cure period provided;

(k)	the occurrence of a Change of Control;

(l)	the occurrence of (i) an event of default by any Obligor under any Material Agreement which event of default would permit the counter-party thereto to terminate or rescind such agreement; or (ii) the termination of any Material Agreement by any party other than an Obligor, provided that (A) the occurrence of any event set forth in Section 13.1(l)(i) will not constitute an Event of Default if (I) any such event of default or breach has been remedied within the applicable grace period, if any, specified in the applicable Material Agreement or (II) as soon as reasonably practicable after the end of any applicable grace period, such Material Agreement has been replaced by a Replacement Material Agreement and (B) the occurrence of any event set forth in Section 13.1(l)(ii) will not constitute an Event of Default if the applicable Obligor obtains a replacement of such Material Agreement (if such replacement is required for the Mining Operations (other than with respect to exploration)), as soon as reasonably practicable, after the occurrence of the relevant event;

Credit Agreement - Orla

(m)	the nationalization, expropriation, abandonment or condemnation of the Camino Rojo Project or any material part thereof which is material to the Mining Operations;

(n)	if, at any time subsequent to the Borrower’s public declaration of commercial production at the Camino Rojo Project, a cessation of production continues for 45 consecutive days (unless such cessation has occurred solely on account of an event of force majeure (including, for certainty, as a result of a pandemic or epidemic)) and otherwise if any such cessation, regardless of cause, continues for 120 consecutive days;

(o)	any failure to maintain any Mining License other than (i) than Mining Licenses associated with the Camino Rojo Layback Agreements, (ii) any Mining License that is not necessary for the then-current operation of the Camino Rojo Project and (iii) any other Mining License where failure to maintain such Mining License would not reasonably be expected to have a Material Adverse Effect;

(p)	any one or more of the Finance Documents is determined by a court of competent jurisdiction not to be, in whole or in any material part, to be a legal, valid, binding and enforceable obligation of each Obligor party thereto and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, acting reasonably, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Finance Document;

(q)	the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Obligor;

(r)	any Finance Document is terminated by any Obligor or rescinded or any Obligor takes an action to terminate or rescind any Finance Document, save and except in accordance with the terms thereof;

(s)	any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document or does not constitute a first ranking, priority security interest in the Secured Assets of each Obligor (subject to Permitted Liens), and such Security Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Security Document, assuming such Security Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, acting reasonably, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Security Document; and

Credit Agreement - Orla

(t)	a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facilities (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Indebtedness of the Borrower to the Lenders pursuant to this agreement (including the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Administrative Agent may enforce the Security or cause the Security to be enforced (provided, however, that all such Indebtedness of the Borrower to the Lenders shall automatically become due and payable, and the Administrative Agent shall immediately become entitled to enforce the Security or cause the Security to be enforced without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). Upon payment by the Borrower to the Issuing Lender of the then aggregate contingent liability under all outstanding Letters issued by the Issuing Lender, the Borrower shall have no further liability to the Issuing Lender with respect to such Letters.

13.2	Refund of Overpayments

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.2 , 9.8 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Sections 9.2, 9.8 and 13.1 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)	if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)	the earlier of:

(i)	the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

Credit Agreement - Orla

13.3	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

Article 14
THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

Credit Agreement - Orla

14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Finance Party

With respect to those portions of the Credit Facilities made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Obligors and their Affiliates and persons doing business with the Obligors and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6	Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

Credit Agreement - Orla

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties (other than the Administrative Agent) of any of its or their obligations under any of the Credit Documents;

(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of their respective obligations under any of the Credit Documents; or

Credit Agreement - Orla

(c)	to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of each Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of a Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Finance Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent or of a Lender on the date hereof (provided that, unless an Event of Default has occurred and is continuing, if the successor Administrative Agent to be appointed is an Affiliate or Subsidiary of a Lender on the date hereof, such appointment shall occur in consultation with the Borrower) or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as any other Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as any other Finance Party). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

Credit Agreement - Orla

14.13	Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments

(a)	Subject to Section 14.14(b), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each relevant Lender, (being (x) each Lender in respect of the NRT Facility for matters relating sole to the NRT Facility, (y) each Lender in respect of the RT Facility for matters relating solely to the RT Facility and (z) each Lender for all other matters), no such amendment, consent or waiver shall directly or indirectly:

(i)	increase the amount of either Credit Limit or the amount of the Individual Commitment of any Lender (other than increases to the RT Credit Limit pursuant to Section 2.6 and increases to the amount of the Individual Commitment of any Lender pursuant to Sections 2.6, 8.3, 9.10(b), 14.14(d) or 16.5);

Credit Agreement - Orla

(ii)	extend an Applicable Maturity Date (except in accordance with Section 9.10);

(iii)	alter the amortization schedule set forth in Section 9.1;

(iv)	permit the RT Facility to be used, directly or indirectly, to finance a hostile or unsolicited Acquisition;

(v)	extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof;

(vi)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(vii)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(viii)	permit any subordination of any of the Secured Obligations;

(ix)	except as otherwise permitted pursuant to Section 14.19, release or discharge a Guarantee or any Security Document, in whole or in part; or

(x)	alter the terms of this Section 14.14.

(c)	The Borrower may at any time, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each relevant Lender pursuant to Section 14.14(b). A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the relevant Lenders in accordance with Section 14.18. Each relevant Lender may in its sole discretion and provided there is any Default outstanding hereunder, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 10 Banking Days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request. If any relevant Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request. If relevant Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all relevant Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the relevant Lenders that the Unanimous Lender Request has been declined.

Credit Agreement - Orla

(d)	If relevant Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all relevant Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)	On or before the second Banking Day after the Unanimous Lender Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each relevant Lender identifying the Approving Lenders and relevant Lender(s) that have declined or are deemed to have declined the Unanimous Lender Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)	Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each relevant Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(d). If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who are satisfactory to the Administrative Agent, acting reasonably, to acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(d). Any outstanding credit extended by the Declining Lenders to the Borrower which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid, the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the Credit Facilities shall thereupon be reduced by the applicable Individual Commitments so cancelled. The Borrower shall comply with Section 8.4 in connection with any such prepayment. As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Issuing Lender an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Issuing Lender subject to Section 13.2. For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

Credit Agreement - Orla

(e)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(f)	Without the prior written consent of the Issuing Lender, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lender shall be effective.

(g)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that, without the consent of such Defaulting Lender, (i) the Individual Commitment of such Defaulting Lender may not be increased or extended and (ii) the time for the payment of interest or fees on Accommodations shall not be extended, the principal thereof shall not be forgiven, the stated rate of interest or fees thereon shall not be reduced and the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof shall not be amended.

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

Credit Agreement - Orla

14.16	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facilities (having regard to the respective Individual Commitments of the Lenders under each Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

Credit Agreement - Orla

14.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19	Discharge of Security

To the extent (i) a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof or (ii) Cerro Quema and/or any Cerro Quema Affiliate has obtained a committed offer of Cerro Quema Project Financing and a Cerro Quema Project Permitted Lien is required to facilitate such project financing, the Lenders hereby authorize the Administrative Agent to, and the Administrative Agent will, at the cost and expense of the Borrower, execute such releases, discharges and other instruments which are necessary for the purposes of (A) releasing and discharging the Security in such Secured Assets, the shares issued by Cerro Quema and any Cerro Quema Affiliate or the Cerro Quema Collateral (in the case of a release and discharge of the Security in the shares issued by Cerro Quema and any Cerro Quema Affiliate and the Cerro Quema Collateral, such release to occur immediately prior to or concurrently with closing of such Cerro Quema Project Financing), as applicable, or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded, (B) releasing Cerro Quema and each Cerro Quema Affiliate (if applicable) from its obligations under its Guarantee for the purpose of obtaining a Cerro Quema Project Financing, (C) releasing any Guarantor from its obligations under its Guarantee if such Guarantor ceases to be a Subsidiary of the Borrower (in the case of a permitted disposition of Secured Assets consisting of the Shares of such Guarantor) or (D) for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

14.20	Determination of Exposures

Prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure as of a particular date:

(a)	the Exposure of a Finance Party under any Credit Document shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

Credit Agreement - Orla

(b)	the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor thereunder; the exposure of a party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which such party would be obligated to pay to the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which such party is obligated to pay to the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;

(c)	(c) the Exposure of a Lender in respect of Cash Management Agreements shall be the aggregate amount (expressed in United States dollars) which would be owing by the Obligors thereunder on such date if such agreements were terminated on such date; and

(d)	any amount of Secured Obligations of the Borrower denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.

14.21	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms and Article 13, the Administrative Agent shall promptly so notify each of the Finance Parties. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which such Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders (prior to the Credit Facilities Termination Date) or Finance Parties (following the Credit Facilities Termination Date). After receipt of notice that the Security has become enforceable in accordance with this Section 14.21, any Lender or Finance Party, as applicable, may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Lenders or Finance Parties, as applicable, for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Lenders or Finance Parties, as applicable, of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

Credit Agreement - Orla

14.22	Enforcement

The Administrative Agent reserves the sole right to enforce, instruct or otherwise deal with the Guarantees and the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Guarantees and the Security only as the Majority Lenders shall instruct.

14.23	Application of Cash Proceeds of Realization

(a)	All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)	Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)	firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under this agreement, the Guarantees, and the Security Documents;

(ii)	secondly, to the payment of interest and fees forming part of the Secured Obligations;

(iii)	thirdly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents;

(iv)	fourthly, to the payment of the Secured Obligations of the Obligors (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and

(v)	the balance, if any, in accordance with Applicable Law.

14.24	Survival

The provisions of Articles 8 and 14 and Sections 11.1(f) and 16.8 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles and Sections shall survive the permanent repayment in full of the Credit Facilities and the termination of all of the Individual Commitments of the Lender until the Secured Obligations Termination Date.

Credit Agreement - Orla

14.25	Erroneous Payments

(a)	If the Administrative Agent notifies a Lender or Finance Party, or any Person who has received funds on behalf of a Lender or Finance Party (any such Lender, Finance Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 14.25(b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Finance Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and held in trust for the benefit of the Administrative Agent, and such Lender or Finance Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) the Federal Funds Effective Rate (provided, for the purpose of this Section 14.25, if at the relevant time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate at such time shall be deemed to be equal to zero) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 14.25(a) shall be conclusive, absent manifest error.

(b)	Without limiting Section 14.25(a), each Lender or Finance Party, or any Person who has received funds on behalf of a Lender or Finance Party, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Finance Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

Credit Agreement - Orla

(i)	(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Lender or Finance Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this 14.25(b).

(c)	Each Lender or Finance Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Finance Party under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Finance Party from any source, against any amount due to the Administrative Agent under Section 14.25(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with Section 14.25(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Individual Commitment) of the relevant type(s) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Individual Commitment) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an instrument substantially in the form of Schedule C (or, to the extent applicable, an agreement incorporating an instrument substantially in the form of Schedule C by reference pursuant to an electronic platform such as SyndTrak or IntraLinks as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Individual Commitment which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the accounts referenced in Section 3.8 its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 16.5, the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment of any Lender and such Individual Commitment shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Finance Party under the Credit Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

Credit Agreement - Orla

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Credit Documents against or in respect of one or more of the Obligors.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)	Each party’s obligations, agreements and waivers under this Section 14.25 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the Individual Commitment and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

Credit Agreement - Orla

Article 15
[INTENTIONALLY DELETED]

Article 16
MISCELLANEOUS

16.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee, charges prepaid, or sent by electronic mail, at or to the applicable addresses or email address, as the case may be, set out opposite the parties’ name on the signature page hereof or at or to such other address or addresses or email address(es) as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery is received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

16.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3	Counterparts and Execution

(a)	This agreement may be executed and delivered in one or more counterparts, and by means of electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

(b)	The words “execution”, “signed”, “signature,” and words of like import in any Credit Document shall be deemed to include electronic signatures, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, and the keeping of records in electronic form shall be of the same legal effect, validity or enforceability as the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

Credit Agreement - Orla

(c)	Each party hereto agrees that, at any time, the Administrative Agent and each Finance Party may convert paper records of this Agreement, the other Finance Documents and all other documentation delivered to the Administrative Agent hereunder in such capacity (each, a “Paper Record”) into electronic images (each, an “Electronic Image”) as part of the Administrative Agent’s or Finance Party’s, as applicable, normal business practices. Each party hereto agrees that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall, in the absence of manifest error, be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record.

16.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5	Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of such Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrower shall remain unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance of such Lender’s obligations under this agreement and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

Credit Agreement - Orla

(c)	With the prior written consent of, (x) the Borrower (which consent (i) shall not be unreasonably withheld if such sale is to one or more other Lenders or to an Affiliate of any Lender, unless such sale results in an increased cost to the Borrower, including any liability under Article 8 and (ii) shall not be required in circumstances where an Event of Default has occurred and is continuing) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment shall be for Individual Commitments of an amount equal to or no less than $10,000,000 and the entirety of the assigning Lender’s Individual Commitments under each Credit Facility and, following such assignment, the assigning Lender shall either retain an Individual Commitment of $10,000,000 under each Credit Facility or have assigned the entirety of its Individual Commitments. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the relevant Credit Facility and a specific address and email address for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment and relevant Credit Facility, address and email address as aforesaid and the Individual Commitment of the Lender making such assignment under the relevant Credit Facility shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to such Credit Facility.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel on a need-to-know basis, unless required by law.

Credit Agreement - Orla

16.6	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letters) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.7	Further Assurances

The Borrower shall, and shall cause each other Obligor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the Secured Assets, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens (subject to Permitted Liens).

16.8	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.8(a)(ii) being hereinafter in this Section 16.8 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

Credit Agreement - Orla

(c)	Any amount due from the Borrower under the provisions of Section 16.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)	The term “rate of exchange” in this Section 16.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

16.9	Anti-Money Laundering and Terrorism Legislation

The Borrower acknowledges that, pursuant to Anti-Money Laundering and Terrorism Legislation, the Finance Parties may be required to obtain, verify and record information regarding each Obligor, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in Control of such Obligor, and the transactions contemplated by the Finance Documents, and disclose such information to Official Bodies. The Borrower consents to such information being obtained, verified, recorded and disclosed to Official Bodies and agrees, upon adequate notice, to promptly provide to the Finance Parties all such information, including supporting documentation and other evidence, as may be reasonably requested by a Finance Party, or any prospective Transferee or in order to comply with Anti-Money Laundering Legislation.

16.10	Disclosure

(a)	Each of the Administrative Agent and the other Finance Parties agrees to use all Information solely for the purposes of providing services that are the subject of the Finance Documents and shall treat confidentially all such Information, except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents, credit insurers and reinsurers, advisors and representatives (where the Persons to whom disclosure is made will be informed of the confidential nature of the Information and agree to be bound by the provisions of this Section 16.10 or enter into an agreement containing provisions substantially the same as the provisions of this Section 16.10), (b) to the extent requested, and where such disclosure is required by Applicable Law, by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other Finance Party, (e) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights under the Credit Documents, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any Risk Management Agreement, credit-linked note or similar transaction relating to the Borrower and the Secured Obligations, and any credit insurance or reinsurance provider relating to the Borrower and its Secured Obligations, (g) with the consent of the Borrower or (h) to the extent Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Finance Party on a non-confidential basis from a source other than an Obligor.

Credit Agreement - Orla

(b)	For purposes of this Section, “Information” means all information received in connection with any Credit Document from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that was available to the Administrative Agent or any other Finance Party on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if the Person has exercised the same degree of care to maintain the confidentiality of the Information as the Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facilities as is necessary to assign unique identifiers, it being understood that the Person to whom disclosure is made will be informed of the confidential nature of the Information and instructed to make available to the public only such Information as the Person normally makes available in the course of its business of assigning identification numbers.

(c)	In addition, the Administrative Agent may provide customary information including details of the Obligors, the amount, term, purpose, pricing and repayment requirements of the Credit Facilities and the principal covenants contained in this Agreement to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

[The remainder of this page is intentionally left blank.]

Credit Agreement - Orla

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Orla Mining Ltd.	ORLA MINING LTD.
595 Howe Street, Suite 202
Vancouver, BC V6C 2T5

		By:	(signed) “Etienne Morin”
Attention: Email:	Etienne Morin, Chief Financial Officer [Redacted.]		Name: Etienne Morin Title: Chief Financial Officer

Credit Agreement - Orla

The Bank of Nova Scotia Global Banking and Markets - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6		THE BANK OF NOVA SCOTIA, as Administrative Agent
		By:	(signed) “Authorized Signatory”
Attention:	[Redacted.]		Name: [Redacted.]
Email:	[Redacted.]		Title: [Redacted.]

		By:	(signed) “Authorized Signatory”
Name: [Redacted.]
Title: [Redacted.]

The Bank of Nova Scotia Global Banking and Markets 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6		THE BANK OF NOVA SCOTIA, as Lender
		By:	(signed) “Authorized Signatory”
Attention:	[Redacted.]		Name: [Redacted.]
Email:	[Redacted.]		Title: [Redacted.]

		By:	(signed) “Authorized Signatory”
Name: [Redacted.]
Title: [Redacted.]

Credit Agreement - Orla

Bank of Montreal 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3		BANK OF MONTREAL, as Lender
		By:	(signed) “Authorized Signatory”
Attention: Email:	[Redacted.] [Redacted.]		Name: [Redacted.] Title: [Redacted.]

Credit Agreement - Orla

Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8		CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
		By:	(signed) “Authorized Signatory”
Attention:	[Redacted.]		Name: [Redacted.]
Email:	[Redacted.]		Title: [Redacted.]

		By:	(signed) “Authorized Signatory”
Name: [Redacted.]
Title: [Redacted.]

Credit Agreement - Orla

Schedule A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
	NRT Facility	RT Facility
The Bank of Nova Scotia	$33,333,333.34	$16,666,666.67
Bank of Montreal	$33,333,333.33	$16,666,666.67
Canadian Imperial Bank of Commerce	$33,333,333.33	$16,666,666.66
Total	$100,000,000	$50,000,000

Credit Agreement - Orla

Schedule B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA, as administrative agent

I, ____________________, the [senior financial officer] of Orla Mining Ltd. (the “Borrower”), hereby certify that, not in a personal capacity and without personal liability:

1.	I am the duly appointed [senior financial officer] of the Borrower named in the credit agreement dated as of April 28, 2022 (as amended, modified, or supplemented to the date hereof, the “Credit Agreement”) between the Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

4.	As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(m), (n), (o) and (p) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Percentage	Required Amount or Percentage
(a) Leverage Ratio		<3.00:1
(b) Tangible Net Worth		≥$151,621,500
(c) Interest Service Coverage Ratio		>4.00:1
(d) Minimum Liquidity		≥$15,000,000

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

Credit Agreement - Orla

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Credit Agreement - Orla

Calculation Worksheet

Following the definitions and calculations more fully defined in the Credit Agreement:

Leverage Ratio

Total Indebtedness	$	(A)
Unrestricted Cash	$	(B)
Rolling EBITDA	$	(C)
Leverage Ratio (Actual)		(A-B:C)

Leverage Ratio (Max. Permitted): < 3.00:1

Compliance [Yes]/[No]

Tangible Net Worth

Minimum Tangible Net Worth:	$
Actual Tangible Net Worth:	$

Compliance [Yes]/[No]

Interest Service Coverage Ratio

Rolling EBITDA	$	(F)
Rolling Interest Service	$	(G)
Interest Service Coverage Ratio (Actual):	$	(F:G)

Interest Service Coverage Ratio (Min. Permitted): >4.00:1

Compliance [Yes]/[No]

Minimum Liquidity

Unrestricted Cash	$	(H)
Available Credit	$	(I)
Liquidity	$	(H+I)

Minimum Liquidity (Min. Permitted): $15,000,000

Compliance [Yes]/[No]

Credit Agreement - Orla

Schedule C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement dated as of April 28, 2022 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement with respect to the [NRT][RT] Facility (the “Facility”) as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Facility as in effect on the Effective Date, the credit extended by the Assignor under the Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Facility).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

Credit Agreement - Orla

(d)	The Assignee hereby agrees to the specific Individual Commitment under the Facility of $___________ and to the address and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

Address

Attention:

Credit Agreement - Orla

Acknowledged and agreed to as of this ___________ day of ___________, 20______.

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:
Name:
Title:
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

1 ORLA MINING LTD.

By:
Name:
Title:

1 Only required if no Event of Default has occurred and is continuing.

Credit Agreement - Orla

Schedule D
FORM OF DRAWDOWN NOTICE

TO:

The Bank of Nova Scotia, as Administrative Agent

Global Wholesale Operations – Loan Administration

720 King Street West, 4th Floor

Toronto, Ontario M5V 2T3

Attention: Senior Manager

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention: Director and Head, Agency Services

Email: agency.services@scotiabank.com

RE:	Credit Agreement dated as of April 28, 2022 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [NRT / RT] Credit Facility on [date of drawdown] as follows:

Credit Facility:

Availment Option:

Amount:

If Term Benchmark Loan, Interest Period:

If Letter (a copy being attached hereto):

Type of Letter (Financial or Non-Financial):

If issued on behalf of a Subsidiary, name of such Subsidiary:[2]

Date of Issuance:

Name of Beneficiary:

Maturity Date:

Amount:

2 Drawdown Notice to be accompanied by Reimbursement Instrument.

Credit Agreement - Orla

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

ORLA MINING LTD.

By:
Name:
Title:

By:
Name:
Title:

Credit Agreement - Orla

Schedule E
FORM OF ROLLOVER NOTICE

TO:

The Bank of Nova Scotia, as Administrative Agent

Global Wholesale Operations – Loan Administration

720 King Street West, 4th Floor

Toronto, Ontario M5V 2T3

Attention: Senior Manager

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention: Director and Head, Agency Services

Email: agency.services@scotiabank.com

RE:	Credit Agreement dated as of April 28, 2022 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the [NRT][RT] Facility on [date of rollover] as follows:

Term Benchmark Loans

Maturity Date of Maturing Term Benchmark Loan
Principal Amount of Maturing Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of New Term Benchmark Loan		months

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

Credit Agreement - Orla

DATED the _________ day of ________________, 20____.

ORLA MINING LTD.

By:
Name:
Title:
By:
Name:
Title:

Credit Agreement - Orla

Schedule F
Form of Conversion Notice

TO:

The Bank of Nova Scotia, as Administrative Agent

Global Wholesale Operations – Loan Administration

720 King Street West, 4th Floor

Toronto, Ontario M5V 2T3

Attention: Senior Manager

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to:

Global Banking and Markets – Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention: Director and Head, Agency Services

Email: agency.services@scotiabank.com

RE:	Credit Agreement dated as of April 28, 2022 (as amended to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the [NRT][RT] Facility on [date of conversion] as follows:

Converting From	Converting Into

Term Benchmark Loans Maturity Date of Maturing Term Benchmark Loan: ______ Principal Amount of Maturing Term Benchmark Loan: $_____________ Portion Thereof to be converted: $_____________	Term Benchmark Loans Principal Amount of New Term Benchmark Loan: $_____________ Interest Period of New Term Benchmark Loan: _____ months

Base Rate Loans	Base Rate Loan
Principal Amount of Base Rate Loan to be converted: $_____________	Principal Amount of New Base Rate Loan: $_____________
Portion Thereof to be converted: $_____________

Credit Agreement - Orla

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

ORLA MINING LTD.

By:
Name:
Title:

By:
Name:
Title:

Credit Agreement - Orla

Schedule G
CORPORATE STRUCTURE

[Redacted.]

Credit Agreement - Orla

Schedule H
APPLICABLE RATES

Level	Leverage Ratio	Base Rate Loan interest rate margin	Term Benchmark Loan interest rate margin and Financial Letter issuance fee rate	Non- Financial Letter rate	Standby Fee
I	≤1.00x	1.75% per annum	2.75% per annum	1.83%	0.6875% per annum
II	> 1.00x ≤ 2.00x	2.00% per annum	3.00% per annum	2.00%	0.7500% per annum
III	> 2.00x ≤2.50x	2.25% per annum	3.25% per annum	2.17%	0.8125% per annum
IV	>2.50x	2.75% per annum	3.75% per annum	2.50%	0.9375% per annum

Credit Agreement - Orla

Schedule I
GUARANTEE AND SECURITY DOCUMENTS

(A)	Guarantees

1.	Guarantee granted by the Borrower (Ontario law)

2.	Guarantee granted by Orla Mining (Canada) Ltd. (Ontario law)

3.	Guarantee granted by Cerro Quema (Ontario law)

4.	Guarantee granted by Camino Rojo (Mexican law)

(B)	Security Documents

1.	General Security Agreement granted by the Borrower (Ontario law)

2.	General Security Agreement granted by Orla Mining (Canada) Ltd. (Ontario law)

3.	Stock Pledge Agreement granted by the Borrower and Orla Mining (Canada) Ltd. (Mexico law)

4.	Non-Possessory Pledge Agreement granted by Camino Rojo (Mexico law)

5.	Pledge Agreement granted by the Borrower (Panama law)

Credit Agreement - Orla

Schedule J
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the Credit Agreement dated as of April 28, 2022 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.	By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

Credit Agreement - Orla

Schedule K
MATERIAL AGREEMENTS

[Redacted.]

Credit Agreement - Orla

Schedule L
ROYALTIES

1.	2.0% net smelter returns royalty payable to Maverix Metals Inc. (as assignee of Newmont Corporation (as successor to Goldcorp Inc.)) with respect to mineral production at the Camino Rojo Project.

2.	0.5% royalty payable to the Government of Mexico as an “Extraordinary Mining Duty” with respect to the Camino Rojo Project.

3.	4.0% net smelter returns royalty payable to the Government of Panama with respect to mineral production at the Cerro Quema Project.

Credit Agreement - Orla

Schedule M
COMPLETION TEST AND COMPLETION CERTIFICATE

Completion Test Period

The Completion Test will be run over any period of two calendar months, during which time all of the tests noted below must be satisfied, with the exception of the Ore Stacking Rate test which may be satisfied for any continuous period of sixty (60) consecutive days that overlaps with a part of the calendar months of the other tests (together, the “Test Period”).

Data related to physical performance and operating costs will be sourced from the Monthly Reports for the Camino Rojo Project.

The “Completion Test” shall comprise the following:

1.	PHYSICAL FACILITIES CONSTRUCTION TEST

Project report indicating 100% completion of construction on all facilities as per the feasibility study and baseline construction budget items ([Redacted: confidential budgeted items]).

2.	PHYSICAL PERFORMANCE TEST

(a)	Ore Mining Rate

Ore movements (including low grade ore to stockpile) achieved over the Test Period must exceed [Redacted: completion threshold] per day.

(b)	Ore Stacking Rate

Ore tonnes crushed and placed on the leach pad over the Test Period must exceed [Redacted: completion threshold] per day.

(c)	Ore Gold Grade

Total actual contained gold ounces divided by total contained ounces predicted by the exploration model shall be not less than [Redacted: completion threshold] for the “Ore Zone” material, and not including the “Waste Zone”, from the start of mining until the end of the Test Period.

(d)	Gold Recovery

Gold recovery rate shall be not less than [Redacted: completion threshold] of the gold recovery rate expected in the recovery model for the ore stacked, cumulative from the start of production at the Camino Rojo Project to the end of the Test Period.

Credit Agreement - Orla

(e)	Gold Production

Payable gold production over the Test Period shall not be less than [Redacted: completion threshold] over the Test Period.

3.	OPERATING COST PERFORMANCE TEST

(a)	Unit Operating Costs – Mining ($/t moved)

Mining unit operating costs over the Test Period must not exceed [Redacted: completion threshold] per tonne of material moved.

(b)	Unit Operating Costs – Processing ($/t crushed)

Processing unit operating costs over the Test Period must not exceed [Redacted: completion threshold] per tonne of ore crushed.

(c)	Operating Costs – G&A (Total $)

G&A operating costs over the Test Period must not exceed [Redacted: completion threshold].

4.	ENVIRONMENTAL AND SOCIAL PERFORMANCE TEST

The Borrower must provide representations and warranties regarding the following:

i.	All facilities and property (including underlying groundwater) now or previously owned, leased, used or operated by the Borrower are owned or leased in compliance with all Environmental and Social Laws except where any non-compliance would not reasonably be expected to have a Material Adverse Effect;

ii.	Except as disclosed in Schedule N of the Credit Agreement, there are no pending or threatened (in writing) claims, complaints, notices or requests for information received by the Borrower from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation would reasonably be expected to have a Material Adverse Effect;

iii.	There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by the Borrower in violation of Environmental and Social Laws except for Releases of any Hazardous Materials or release which would not reasonably be expected to have a Material Adverse Effect;

iv.	The Borrower has been issued, and is in compliance with, all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-compliance would not reasonably be expected to have a Material Adverse Effect; and

v.	No conditions exist at, on or under any property now or previously owned, operated, used, or leased by the Borrower which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental and Social Law except for the existence of any such conditions which would not reasonably be expected to have a Material Adverse Effect.

Credit Agreement - Orla

Completion Test Certificate

The certificate below confirms that the Camino Rojo Project has met all of the requirements of the Completion Test.

Parameters	Test Period	Unit	Requirement	Actual
Physical Facilities Construction	Status at End of Completion Month	n/a	100% Completion	[Redacted. Requirement met.]
Ore Mining Rate	Two Calendar Months	Tonnes Per Day	[Redacted: completion threshold]	[Redacted. Requirement met.]
Ore Stacking Rate	Sixty Consecutive Days	Tonnes Per Day	[Redacted: completion threshold]	[Redacted. Requirement met.]
Ore Gold Grade	Project-to-Date at End of Completion Month	Actual Gold Ounces / Geology Model Gold Ounces	[Redacted: completion threshold]	[Redacted. Requirement met.]
Gold Recovery Rate	Project-to-Date at end of Completion Month	Actual Recovery / Process Model Recovery	[Redacted: completion threshold]	[Redacted. Requirement met.]
Total Gold Produced	Two Calendar Months	Troy Ounces Gold in Dore	[Redacted: completion threshold]	[Redacted. Requirement met.]
Unit Operating Costs – Mining	Two Calendar Months	$/Tonnes Material Moved	[Redacted: completion threshold]	[Redacted. Requirement met.]
Unit Operating Costs – Processing	Two Calendar Months	$/Tonnes Ore Crushed	[Redacted: completion threshold]	[Redacted. Requirement met.]
Operating Costs – G&A	Two Calendar Months	$	[Redacted: completion threshold]	[Redacted. Requirement met.]
Environmental & Social Performance	Status at End of Completion Month	n/a	Refer to Definition

Credit Agreement - Orla

The undersigned attests to the accuracy of the above performance metrics.

DATED the ______________ day of _______________, 20______.

Etienne Morin
Chief Financial Officer, Orla Mining Ltd.

Andrew Cormier
Chief Operating Officer, Orla Mining Ltd

Credit Agreement - Orla

Schedule N
ENVIRONMENTAL COMPLIANCE

Nil.

Credit Agreement - Orla

Schedule O
Reimbursement Instrument

TO:

The Bank of Nova Scotia, as Administrative Agent

Global Wholesale Operations – Loan Administration

720 King Street West, 4th Floor

Toronto, Ontario M5V 2T3

Attention: Senior Manager

Email: CorporateLending.AgencyOps@scotiabank.com

WITH A COPY TO:	Global Banking and Markets – Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Attention: Director and Head, Agency Services Email: agency.services@scotiabank.com
RE:	Credit Agreement dated as of April 28, 2022 (as amended to the date hereof, the “Credit Agreement”) between Orla Mining Ltd., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]

By:

By:

Credit Agreement - Orla

Schedule P
FORM OF ACCORDION AGREEMENT

Reference is made to the credit agreement dated as of April 28, 2022 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Orla Mining Ltd., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 2.6(d) of the Credit Agreement, the Borrower wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <@> (the “Accordion Lender”), hereby agree as follows:

1.	The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.6(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment with respect to the RT Facility set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment of the Accordion Lender with respect to the RT Facility, and the address and the email address for the purposes of notices as provided in Section 16.1 of the Credit Agreement, are set out in the attached Annex I, and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.	The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

Credit Agreement - Orla

6.	This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

ORLA MINING LTD.
as Borrower	as Accordion Lender
By:	By:

Title:	Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:

Title:

By:

Title:

Credit Agreement - Orla

ANNEX I
INDIVIDUAL COMMITMENTS

Name and Address of Lender	Individual Commitment
RT Facility $<@>

<@> <@> <@> Attention: <@> Email: <@>

Credit Agreement - Orla

Schedule Q
REPLACEMENT LENDER AGREEMENT

Reference is made to the credit agreement dated as of April 28, 2022 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Orla Mining Ltd., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 8.3(d) of the Credit Agreement, the Borrower wishes to designate the Replacement Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <@> (the “Replacement Lender”), hereby agree as follows:

1.	The Credit Agreement shall, henceforth from the date of the execution and delivery of this Replacement Lender Agreement but subject always to Sections 8.3(f) and 8.3(g) of the Credit Agreement, be read and construed as if the Replacement Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment with respect to the [RT / NRT] Facility set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Replacement Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Replacement Lender Agreement to the intent that this Replacement Lender Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment of the Replacement Lender with respect to the [RT / NRT] Facility, and the address and the email address for the purposes of notices as provided in Section 16.1 of the Credit Agreement, are set out in the attached Annex I, and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Replacement Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.	The Replacement Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Replacement Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This Replacement Lender Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Replacement Lender Agreement by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

Credit Agreement - Orla

6.	This Replacement Lender Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Replacement Lender Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

ORLA MINING LTD.
as Borrower	as Replacement Lender
By:	By:

Title:	Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:

Title:

By:

Title:

Credit Agreement - Orla

ANNEX I
INDIVIDUAL COMMITMENTS

Name and Address of Lender	Individual Commitment
[NRT / RT] Facility $<@>

<@> <@> <@> Attention: <@> Email: <@>

Credit Agreement - Orla